    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 3, 1997

                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                           -------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           -------------------------

                             RAINFOREST CAFE, INC.
             (Exact Name of Registrant as specified in its Charter)

           MINNESOTA                          5812                          41-1779527
(State or Other Jurisdiction of   (Primary Standard Industrial           (I.R.S. Employer
        Incorporation)             Classification Code Number)        Identification Number)

                           -------------------------

                             720 SOUTH FIFTH STREET
                            HOPKINS, MINNESOTA 55343
                                 (612) 945-5400
         (Address and Telephone Number of Principal Executive Offices)

                         KENNETH W. BRIMMER, PRESIDENT
                             RAINFOREST CAFE, INC.
                             720 SOUTH FIFTH STREET
                            HOPKINS, MINNESOTA 55343
                                 (612) 945-5400
           (Name, Address, and Telephone Number of Agent For Service)

                                   Copies to:

            DOUGLAS T. HOLOD, ESQ.                          EDWARD S. ROSENTHAL, ESQ.
        Maslon Edelman Borman & Brand,              Fried, Frank, Harris, Shriver & Jacobson
        A Limited Liability Partnership                 350 South Grand Ave., 32nd Floor
              3300 Norwest Center                             Los Angeles, CA 90071
             Minneapolis, MN 55402

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: [ ].

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering [ ].

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                           -------------------------
                        CALCULATION OF REGISTRATION FEE

=====================================================================================================================
                                                                          PROPOSED MAXIMUM
  TITLE OF EACH CLASS OF                            AMOUNT TO BE         AGGREGATE OFFERING          AMOUNT OF
  SECURITIES TO BE REGISTERED                      REGISTERED(1)              PRICE(1)            REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------
    % Convertible Subordinated Notes due
  2003.......................................       $115,000,000            $115,000,000              $33,925
---------------------------------------------------------------------------------------------------------------------
Common Stock, no par value...................           (2)                      --                      --
=====================================================================================================================

(1) Includes $15,000,000 aggregate principal amount of Convertible Notes issuable upon exercise of the Underwriters' over-allotment option.
(2) Such indeterminable number of shares of Common Stock as may be required for issuance upon conversion of the Convertible Notes being registered hereunder. Pursuant to Rule 457(i), no registration fee is required for such shares of Common Stock.
                           -------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED DECEMBER 3, 1997

                                  $100,000,000

                                RAINFOREST LOGO
                         % CONVERTIBLE SUBORDINATED NOTES DUE 2003

    The      % Convertible Subordinated Notes due 2003 (the "Notes") are
convertible, at the option of the Holder (as defined herein), into common stock, no par value (the "Common Stock"), of Rainforest Cafe, Inc. (the "Company"), at any time following the initial issuance thereof and prior to maturity, unless
previously redeemed, at a conversion price of $         per share, subject to
adjustments in certain events. See "Description of Notes -- Conversion Rights" for a description of events that may cause adjustments to the conversion price. The Common Stock is quoted on the Nasdaq National Market under the symbol "RAIN." On December 1, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $37.25 per share. This Prospectus does not reflect the Company's three-for-two-stock split for holders of record of Common Stock as of December 26, 1997, effective January 15, 1998. The Company intends to apply for listing of the Notes on the Nasdaq SmallCap Market. See "Price Range of Common Stock and Dividend Policy."

    Interest on the Notes is payable on January   and July   of each year,
commencing on July   , 1998. The Notes are redeemable, in whole or in part, at
the option of the Company, at any time on or after January   , 2001 at the
redemption prices set forth herein, plus accrued and unpaid interest, if any, to the Redemption Date. If a Repurchase Event (as defined herein) occurs, each Holder (as defined herein) of Notes will have the right, subject to certain conditions and restrictions, to require the Company to offer to repurchase all or any part of such Holder's Notes at 100% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. See "Description of Notes" for a more complete description of the provisions of the Indenture (as defined herein). The Notes are general unsecured obligations, subordinated to all existing and future Senior Indebtedness (as defined herein) of the Company and will be effectively subordinated to all indebtedness and other obligations of the Company's subsidiaries. At December 3, 1997, the Company had no outstanding Senior Indebtedness. The Indenture governing the Notes does not restrict the ability of the Company or its subsidiaries to incur additional indebtedness, including Senior Indebtedness.

    The Notes will be represented by a global note registered in the name of the nominee of The Depository Trust Company ("DTC"), which will act as depositary. Beneficial interests in the global note will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants. Except as described herein, Notes in definitive form will not be issued. The Notes will be issued in registered form in denominations of $1,000 and integral multiples thereof. See "Description of the Notes -- Book-Entry."

    SEE "RISK FACTORS" WHICH BEGIN ON PAGE 8 OF THIS PROSPECTUS, FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE NOTES OFFERED HEREBY.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

==============================================================================================================================
                                                                    Price to             Underwriting           Proceeds to
                                                                   Public(1)             Discount(2)             Company(3)
------------------------------------------------------------------------------------------------------------------------------
Per Note....................................................          100%                    %                      %
Total(4)....................................................      $100,000,000                $                      $
==============================================================================================================================

(1) Plus accrued interest, if any, from the date of initial issuance.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at $400,000.
(4) The Company has granted the Underwriters a 30-day option to purchase up to an additional $15,000,000 aggregate principal amount of Notes at the Price to Public less the Underwriting Discount, solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the Price to Public will total $115,000,000, the Underwriting Discount will total
    $         , and the Proceeds to Company will total $         . See
    "Underwriting."

    The Notes are being offered subject to receipt and acceptance by NationsBanc Montgomery Securities, Inc., PaineWebber Incorporated and Wessels, Arnold & Henderson, L.L.C. (the "Underwriters") prior to sale and to the Underwriters' right to reject any order, in whole or in part, and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Notes will be made through the facilities of DTC, in New York, New York on or about
         , 1998, against payment therefor in immediately available funds.
                            ------------------------

NATIONSBANC MONTGOMERY SECURITIES, INC.

                            PAINEWEBBER INCORPORATED

                                                     WESSELS, ARNOLD & HENDERSON

                                            , 1998

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES AND THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING TRANSACTIONS AND THE PURCHASE OF NOTES AND COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                    SUMMARY

     The following is a summary of certain information contained elsewhere or incorporated by reference in this Prospectus. This summary is not intended to be complete and is qualified in its entirety by reference to, and should be read in conjunction with, the detailed information, including "Risk Factors," consolidated financial statements, and notes thereto appearing elsewhere herein or incorporated by reference in this Prospectus. Unless the context suggests otherwise, (i) references in this Prospectus to the "Company" include Rainforest Cafe, Inc. and its subsidiaries and (ii) all information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. This Prospectus does not reflect the Company's three-for-two stock split for holders of record of Common Stock as of December 26, 1997, effective January 15, 1998.

                                  THE COMPANY

     The Company owns, operates and licenses large, high volume, themed restaurant/retail facilities under the name "Rainforest Cafe -- A Wild Place to Shop and Eat(R)" (a "Rainforest Cafe" or "Unit"). The Company's Units are designed to provide a visually and audibly stimulating and entertaining rainforest environment that appeals to a broad range of customers of all ages. Each Rainforest Cafe consists of a dining area (the "Restaurant") and a retail area (the "Retail Village"). The Restaurant provides an attractive value to customers by offering a full menu of high quality food and beverage items, generous portions and excellent service in a unique and exciting environment. The Retail Village features apparel, toys and gifts with the Rainforest Cafe logo and eight proprietary animal characters, and other items reflecting the rainforest theme. For the twelve months ended September 28, 1997, the Company generated total revenues and EBITDA of approximately $93.6 million and $20.3 million, respectively.

     The Company currently operates eleven Rainforest Cafes in the United States which range in size from the approximately 15,000 square foot Mall of America Unit located in a suburb of Minneapolis, Minnesota to the 30,000 square foot Unit located at the Downtown Disney Marketplace at Walt Disney World in Orlando, Florida. The Company's other Units are located in Chicago, Schaumburg and Gurnee, Illinois; McLean, Virginia; Fort Lauderdale, Florida; Costa Mesa in Orange County, California; Westbury, New York; Dallas, Texas and near Phoenix, Arizona. The Company, which has signed leases for seven Units currently under development, plans to open two additional Units in the United States during December 1997, nine Units in 1998, including the 34,000 square foot Unit at Disney's Animal Kingdom theme park in Orlando, and at least nine Units in 1999. In addition to operations in the United States, the Company has been actively pursuing international growth opportunities. The Company has entered into four exclusive license agreements pursuant to which its licensees will develop over the next ten years an aggregate of at least 17 Units, of which three Units are currently open, in the United Kingdom and Ireland, Mexico, Canada, and certain Southeast Asian countries. In each of these agreements, the Company has received area licensing fees (other than in the licensing agreement relating to the United Kingdom and Ireland) and will receive per Unit development fees and royalties based on gross revenues. In addition, the Company has entered into a letter of intent with a Hong Kong-based restaurant group to develop at least three Units in Hong Kong, Macau, Taiwan and the Shanghai region of China over a three year period. The first licensed Unit opened in London in June 1997, followed by Units in Cancun and Mexico City, Mexico which opened in August and October of 1997, respectively. The Company believes that a minimum of five Units will be developed outside the United States in 1998.

     The Company's rainforest theme is promoted by a simulated unique rainforest environment throughout the Unit. Each Rainforest Cafe features a visually and audibly exciting environment that includes a variety of live tropical birds, exotic fish in large, custom-designed aquariums, animated artificial animals and several sculpted banyan trees that create a canopy of foliage over diners and shoppers. The dynamic rainforest atmosphere is further enhanced by simulated thunder and lightning storms, tropical rain showers, waterfalls, mists that emanate from extensive rock formations, and specially-developed aromatic scents. This entertaining rainforest environment makes each Rainforest Cafe "A Wild Place to Shop and Eat." The Company has renovated and updated its older Units to incorporate the latest elements of the rainforest theme, including the Company's latest animatronics.

     The Restaurant features an assortment of theme-titled, casual menu items including appetizers, salads, pastas, pizzas, sandwiches, burgers and full entree platters, all served in generous portions. Lunch and dinner entrees range in price from $7.99 to $18.99, with an average check per person of approximately $13.00 for the nine month period ended September 28, 1997. Each Rainforest Cafe also features a "Mushroom Bar," which, in addition to being a full bar, offers tropical blends of fruit and vegetable juices, and coffees. Alcoholic beverages are primarily served to complement meals and account for approximately 10% of total Restaurant sales. Management believes that its high quality food and customer service, combined with its exciting and entertaining rainforest theme concept, have resulted in a high level of repeat business.

     In order to enter the Restaurant, all customers must pass through the Unit's Retail Village. The Retail Village offers over 3,000 stock keeping units ("SKUs") and includes apparel and gifts with the Rainforest Cafe logo and other items reflecting the rainforest theme such as toys and educational games. The Company has also developed eight proprietary animal characters ("Animal Characters"), each with a distinct personality, as an additional method of merchandising its retail products. The Animal Characters appear on clothing and gift items. By offering items featuring the Rainforest Cafe logo or an Animal Character, the Company believes it is building "brand equity" in the Rainforest Cafe name that will allow it to attract more customers and to enhance its competitive retail position. For the nine month period ended September 28, 1997, the Restaurants and the Retail Villages in the Company's operating Units accounted for approximately 77% and 23% of the Units' total revenues, respectively.

     The Company identifies its current and planned domestic Rainforest Cafes as either "Mall" or "Icon" Units. The Mall Unit format generally ranges in size from approximately 15,000 to 23,000 square feet and has between 300 and 450 restaurant seats. Mall Units are located primarily in high traffic shopping malls such as Mall of America, South Coast Plaza in Orange County, California and Tysons Corner Center I in McLean, Virginia, a suburb of Washington D.C. The larger Icon Units are generally in excess of 23,000 square feet and have 400 to 600 restaurant seats (although some may be slightly smaller). Icon Units are generally located in high traffic tourist areas such as the Company's Downtown Disney Marketplace and downtown Chicago locations. The Company is currently developing additional Icon Units at the MGM Grand Hotel and Casino in Las Vegas, Nevada scheduled to open in December 1997 and at Disney's Animal Kingdom theme park scheduled to open during the second quarter of 1998.

     The Company's five Mall Units that were open the entire nine month period ended September 28, 1997, generated average revenues of $8.5 million and Unit cash flow of $2.2 million, or 26.6% of revenues, during this nine month period. Unit cash flow represents the Unit's operating income before depreciation and amortization. The Company's nine Mall Units were developed at an average cost of $6.2 million, net of landlord contributions. Additionally, the Company incurred average pre-opening costs of approximately $650,000 and purchased an average of $300,000 of inventory in connection with each opening. Management anticipates that the majority of its future domestic Units will be Mall Units and that average development cost, pre-opening cost and inventory costs will be similar to these historical averages. The Company currently has two Icon Units, only one of which was open the entire nine month period ended September 28, 1997. The Company expects development costs for additional Icon Units to range from $10 million to $15 million, net of landlord contributions. In addition, the Company anticipates pre-opening costs for each Icon Unit of approximately $1.0 million and expects to purchase approximately $500,000 of inventory in connection with each opening.

     The Company was incorporated in 1994 under the laws of the State of Minnesota. Its executive offices are located at 720 South Fifth Street, Hopkins, Minnesota 55343, and its telephone number is (612) 945-5400. The Company's web site is located at http://www.rainforestcafe.com.

                                  THE OFFERING

SECURITIES OFFERED............   $100,000,000 principal amount of    %
                                 Convertible Subordinated Notes due 2003 (the
                                 "Notes") (plus an additional $15,000,000 principal amount of Notes if the Underwriters over-allotment option is exercised in full).
                                 See "Description of Notes" and "Underwriting."

INTEREST PAYMENT DATES........   January   and July   of each year, commencing
                                 July   , 1998.

MATURITY DATE.................                 , 2003

INTEREST......................      % per annum.

CONVERSION RIGHTS.............   The Notes are convertible, at the option of the
                                 Holder, at any time following the date of
                                 initial issuance thereof and prior to maturity,
                                 unless previously redeemed, into Common Stock
                                 at a conversion price of $       per share,
                                 subject to adjustments in certain events. See
                                 "Description of Notes -- Conversion Rights."

OPTIONAL REDEMPTION...........   The Notes are not redeemable by the Company
                                 prior to               , 2001. Subject to the
                                 foregoing, the Notes will be redeemable on not less than 30 nor more than 60 days' notice at the option of the Company, in whole or in part, at any time, at the redemption prices set forth in "Description of Notes -- Optional
                                 Redemption," in each case together with accrued and unpaid interest.

REPURCHASE EVENTS.............   Upon the occurrence of any Repurchase Event (as
                                 defined herein) occurring prior to the maturity of the Notes, each Holder shall have the right, at such Holder's option, to require the Company to purchase all or any part of such Holder's
                                 Notes at 100% of the principal amount thereof, subject to adjustments in certain events, together with accrued and unpaid interest thereon, to, but excluding, the date of the purchase. See "Description of Notes -- Certain
                                 Rights to Require Repurchase of Notes."

SUBORDINATION.................   The Notes are general unsecured obligations,
                                 subordinated in right of payment to all
                                 existing and future Senior Indebtedness (as defined herein) of the Company and will be effectively subordinated to all indebtedness and other obligations of the Company's subsidiaries. At December 3, 1997, the Company had no outstanding Senior Indebtedness. The
                                 Indenture governing the Notes does not restrict the ability of the Company or its subsidiaries to incur additional indebtedness, including
                                 Senior Indebtedness.

USE OF PROCEEDS...............   The net proceeds from the issuance of the Notes
                                 will be used principally for the development of additional Rainforest Cafes and for general corporate purposes, including for working capital. See "Use of Proceeds."

LISTING.......................   The Company intends to apply for listing of the
                                 Notes on the Nasdaq SmallCap Market.

COMMON STOCK..................   The Common Stock is quoted on the Nasdaq
                                 National Market under the symbol "RAIN." See
                                 "Common Stock Price Range and Dividend Policy."

RISK FACTORS..................   See "Risk Factors" for a discussion of factors
                                 to be considered before purchasing the Notes offered hereby.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                 (IN THOUSANDS, EXCEPT UNIT AND PER SHARE DATA)

                                  FEBRUARY 3, 1994                                         NINE MONTHS ENDED
                                 (INCEPTION) THROUGH    YEAR ENDED     YEAR ENDED    -----------------------------
                                     JANUARY 1,        DECEMBER 31,   DECEMBER 29,   SEPTEMBER 29,   SEPTEMBER 28,
                                       1995(1)             1995           1996           1996            1997
                                 -------------------   ------------   ------------   -------------   -------------
STATEMENT OF OPERATIONS DATA:
Revenues:
  Restaurant sales.............        $ 1,337           $ 9,979        $37,088         $21,638         $56,183
  Retail sales.................            729             3,472         10,868           6,144          16,908
  Licensing fees and
     royalties.................             --                --            750             750             377
                                       -------           -------        -------         -------         -------
     Total revenues............          2,066            13,451         48,706          28,532          73,468
Income (loss) from Unit
  operations and licensing.....            (20)            2,166          8,889           5,552          13,547
Income (loss) before income
  taxes and extraordinary
  item.........................         (1,628)            1,169          9,240           5,148          12,985
Income (loss) before
  extraordinary item...........         (1,628)            1,169          5,924           3,305           8,314
Extraordinary item(2)..........             --             1,053             --              --              --
                                       -------           -------        -------         -------         -------
Net income (loss)..............        $(1,628)          $   116        $ 5,924         $ 3,305         $ 8,314
Net income (loss) per common
  share before extraordinary
  item.........................        $ (0.46)          $  0.16        $  0.41         $  0.23         $  0.47
Net income (loss) per common
  share........................        $ (0.46)          $  0.02        $  0.41         $  0.23         $  0.47
Weighted average shares
  outstanding..................          3,543             7,312         14,391          14,391          17,812
OPERATING DATA:
EBITDA(3)......................        $(1,302)          $ 1,594        $11,294         $ 5,149         $14,123
Company owned Units open at end
  of period....................              1                 2              6               4               8
Licensed Units open at end of
  period.......................             --                --             --              --               2

                                                                 SEPTEMBER 28, 1997
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(4)
                                                              --------   --------------
                                                               (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.............................................  $ 82,912      $179,512
Total assets................................................   240,272       340,272
Long term debt..............................................        --       100,000
Shareholders' equity........................................   216,392       216,392

-------------------------
(1) The Mall of America Unit began operations on October 3, 1994. Prior thereto, the Company had no operating Units or revenues.

(2) On April 7, 1995, the holders of $1,222,500 of promissory notes converted such notes into shares of Common Stock at a conversion price of $2.67 per share. The Company recorded the conversion as an extinguishment of debt which resulted in an extraordinary charge to earnings of $1,053,128, or $0.14 per share, at the date of conversion.

(3) Represents earnings before extraordinary item, interest, income tax expense and depreciation and amortization ("EBITDA"). EBITDA is not a measurement in accordance with generally accepted accounting principles ("GAAP") and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by GAAP or as a measure of the Company's profitability or liquidity. The Company has included information concerning EBITDA herein because management believes EBITDA provides useful information regarding the cash flow of the Company and its ability to service debt.

(4) As adjusted to reflect the sale by the Company of $100 million principal amount of Notes offered hereby and the application of the net proceeds therefrom.

                                  RISK FACTORS

     In addition to the other information contained or incorporated by reference in this Prospectus, the following risk factors should be considered carefully in evaluating an investment in the Notes offered hereby.

GROWTH FACTORS/EXPANSION STRATEGY

     Future growth will depend to a substantial extent on the Company's ability to increase the number of its Units. The Company's primary strategy is to develop new Rainforest Cafes in shopping malls, urban entertainment centers and Disney theme parks. Because of the relatively large size of each Rainforest Cafe and the Company's site selection criteria, the availability of desirable locations may be limited and the Company may be hindered in finding suitable locations for the development of new Units. Additionally, the Company's ability to open additional Units will depend upon a number of other factors including the ability of the Company to negotiate leases on acceptable terms, timely approval of local regulatory authorities, acceptance of the Rainforest Cafe concept in new markets, and the general state of the economy.

     The capital resources required to develop each new Unit are significant. The Company estimates that the costs of developing and opening most of its future Mall Units will range from $5.5 million to $8.5 million, net of anticipated landlord contributions. The Company expects that it will incur approximately $650,000 in pre-opening costs and purchase approximately $300,000 of inventory in connection with the opening of future Units. The Company also expects to open selected Icon Units, such as its planned Units at the MGM Grand Hotel and Casino, Disney's Animal Kingdom and Times Square, New York locations, which will cost significantly more to develop and open.

     The Company's ability to open and successfully operate additional Units will also depend upon the hiring and training of skilled Unit management personnel and the general ability to successfully manage growth, including monitoring Units and controlling costs, food quality and customer service. Accordingly, there can be no assurance that the Company will be able to open new Units or that, if opened, those Units can be operated profitably. See "Business -- Expansion Plans and Site Selection."

LIMITED BASE OF OPERATIONS

     The Company currently operates eleven Units domestically and plans to open two additional Units during December 1997, nine Units in 1998 and at least nine Units in 1999. The combination of the relatively small number of locations and the significant investment associated with each new Unit may cause the operating results of the Company to fluctuate significantly and adversely affect the profitability of the Company. Due to this relatively small number of current and planned locations, poor operating results at any one Unit or a delay in the planned opening or nonopening of a Unit could materially affect the profitability of the entire Company. Furthermore, the Company is expected to derive a significant portion of its revenues from Units located in Walt Disney World. Because of the substantial financial requirements associated with opening new Units, the investment risk related to any one Rainforest Cafe is much larger than that associated with most other companies' restaurant or retail revenues. The Company's new Units typically open at maximum capacity. The Company's short history indicates that a Unit's revenues may also decrease during such Unit's second year of operations. Other restaurant companies opening to similarly high per unit sales often do not show significant comparable store sales increases.

     Some of the Company's Units, such as the Unit currently under development at Palisades Center in West Nyack, New York, and the Grapevine Mills Unit near Dallas, Texas, which opened in October 1997, have been or will be developed at newly constructed shopping malls that have no operating history. As the Company continues to develop Units in newly constructed shopping malls, the Company could experience delays in openings similar to that experienced in the Palisades Center Unit, the anticipated opening of which has been delayed for approximately one year due to factors beyond the Company's control. The poor performance of these malls could also negatively impact these Units and the financial performance of the Company. Similarly, Disney's Animal Kingdom has no operating history and the performance of this Unit and its scheduled opening are also subject to the risks of new developments.

COMPETITION

     The restaurant and specialty retail businesses are highly competitive. In the restaurant industry, competition is based primarily upon price, service, food quality and location. There are numerous well-established competitors, including national, regional and local restaurant chains, possessing substantially greater financial, marketing, personnel and other resources than the Company. The Company also competes on a general basis with a large variety of national and regional restaurant operations, as well as with locally owned restaurants, diners, and other establishments that offer moderately priced food. The Company competes with other theme restaurants in the highly competitive and developing theme restaurant market. Other restaurants and companies utilize the rainforest or related themes. Additionally, the Company competes with a number of well-established specialty retailers possessing substantially greater financial, marketing, personnel and other resources than the Company. In the retail industry, competition is based primarily upon merchandise selection, price and customer service. There can be no assurance that the Company will be able to respond to various competitive factors affecting the restaurant and retail industries.

     The performance of individual Units may also be affected by factors such as traffic patterns, demographic considerations, and the type, number and location of competing restaurants. In addition, factors such as inflation, increased food, labor and employee benefit costs, and the availability of experienced management and hourly employees may also adversely affect the restaurant and retail industries in general and the Company's Units in particular. Restaurant and retail operating costs are further affected by increases in the minimum hourly wage, unemployment tax rates and similar matters over which the Company has no control. See "Business -- Competition."

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

     The Company has license agreements pursuant to which its licensees will develop Units in the United Kingdom and Ireland, Mexico, Canada and Southeast Asia and intends to enter into other license agreements in the future. A Unit opened in London in June 1997, in Cancun in August 1997 and in Mexico City in October 1997. Accordingly, the Company's concept is relatively untested outside of the United States, and no assurance can be given that any international location will be successful. The Company's continued success is dependent to a substantial extent on its reputation, and its reputation may be affected by the performance of certain licensee-owned Units over which the Company will have limited control. In addition, the Company has invested equity capital in its London Unit and is likely to continue to invest equity capital in certain other of its international Units. Such investments are likely to range from approximately $400,000 to $1.5 million per Unit. Any international operations of the Company will also be subject to certain external business risks such as exchange rate fluctuations, political instability and a significant weakening of a local economy in which a foreign Unit is located. In addition, it may be more difficult to register and protect the Company's intellectual property rights in certain foreign countries.

STOCK PRICE VOLATILITY

     Since the Company's initial public offering in April 1995, the market price of the Company's Common Stock has risen substantially. The market price of the Common Stock has fluctuated in the past and could fluctuate substantially in the future due to a variety of factors, including market perception of the Company's ability to achieve successfully its planned rapid growth, quarterly operating results of the Company or other restaurant and retail companies, the trading volume in the Company's Common Stock, changes in general conditions in the economy, the financial markets or the restaurant or retail industries, or other developments affecting the Company or its competitors. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies. See "Price Range of Common Stock and Dividend Policy."

DEPENDENCE ON DISCRETIONARY CONSUMER SPENDING

     The success of the Company's operations depends to a significant extent on a number of factors relating to discretionary consumer spending, including economic conditions affecting disposable consumer income, the overall success of the malls, entertainment centers and Disney theme parks in which Units are located and the continued popularity of theme restaurants generally and the Company's rainforest concept in particular. Theme restaurants are susceptible to shifts in consumer preferences and may experience a decline of revenue growth or of actual revenues as consumers tire of the related theme.

UNCERTAIN TRADEMARK PROTECTION; PROPRIETARY MARKS; TRADE DRESS; COPYRIGHTS

     The Company's ability to implement successfully its Rainforest Cafe concept will depend in part on its ability to further establish "brand equity" through the use of its trademarks, service marks, trade dress and other proprietary intellectual property, including its name and logos, the Animal Characters and unique features of its rainforest theme decor. It is the Company's policy to seek to protect and to defend vigorously its rights to this intellectual property; any failure to do so could have a material adverse effect on the Company's operations.

     The Company's original logo incorporating "RAINFOREST CAFE" and the mark "A WILD PLACE TO SHOP AND EAT" are federally registered service marks for the Company's Restaurant and Retail Village. The Company also owns a federal registration for the mark "RAINFOREST" for the Company's restaurant services. Additionally, in June 1996 the Company filed federal trademark applications for "RAINFOREST CAFE A WILD PLACE TO SHOP AND EAT" and the related design, which includes the Company's new logo, illustrating six of the Company's eight proprietary Animal Characters. The Company intends also to protect its proprietary Animal Characters by the filing of copyright applications and, in certain instances, trademark registration applications. There is no assurance, however, that any such registrations, including the registration of the name and logo, will be obtained. The denial of one of the Company's trademark applications could lower the barriers for entry for potential competitors of the Company.

     There is also no assurance that any of the Company's rights in any of its intellectual property will be enforceable, even if registered, against any prior users of similar intellectual property or competitors of the Company who seek to utilize similar intellectual property in areas where the Company operates or intends to conduct operations. The failure to enforce any of the Company's intellectual property rights could have the effect of reducing the Company's ability to capitalize on its efforts to establish brand equity. The Company is aware of trademark applications, registrations and uses that may accord to third parties certain rights in the word "rainforest" or in certain elements of some of the proprietary Animal Character names and illustrations with respect to utilization of these marks on certain clothing and retail products. The existence of any such third party rights could result in claims of infringement against the Company with respect to its uses of "Rainforest Cafe" or its Animal Characters in connection with its sales of clothing and other retail products. The Company is currently involved in litigation with two entities alleging that the Company is infringing their intellectual property rights. In one case, the other company has a federally registered trademark that it alleges is infringed by certain of the Company's retail products. The Company is currently engaged in settlement negotiations with this company. The other party to the second case alleges that the Company's restaurants infringe its trade dress rights. Although the Company does not expect these two lawsuits to have a materially adverse result on the Company or its business, in the event that these matters are not successfully resolved or if the Company encounters claims from prior users of similar intellectual property in areas where the Company operates or intends to conduct operations, it is possible that the Company's operations could be substantially limited or that the Company may have to pay damages to a prior user or registrant of similar intellectual property.

LEASES

     The Company has entered into long-term leases relating to each of its existing and seven of its planned domestic Units and has entered into five letters of intent with respect to certain of its planned domestic Units, including its Icon Unit at Times Square, New York. These leases are or will be non-cancelable by the Company (except in limited circumstances) and have or will have annual base rents ranging from $200,000 to $1.0 million (except for the MGM Grand Hotel and Casino lease, which the Company expects to have an annual base rent of $2.1 million, and the lease for the Times Square, New York location which is expected to have an annual base rent of in excess of $2.2 million). Additional facilities developed by the Company are likely to be subject to similar long-term leases which are non-cancelable by the Company. If an existing or future Unit does not perform at a profitable level, and the decision is made to close the Unit which may be deemed a default under such Unit's lease, the Company may nonetheless be committed to perform its obligations under the applicable lease which would include, among other things, payment of the respective base rent for the balance of the respective lease term. The leases related to the Downtown Disney Marketplace and Disney's Animal Kingdom Units are cancelable by the landlord at any time upon sixty days notice and payment of the Company's unamortized value of leasehold improvements and an amount equal to the net operating income generated by such Unit for the previous lease year. With regard to certain of the Company's leases, in the event the Company fails to achieve specified gross sales by a certain date, such leases may be terminated by the landlord. If such a termination were to occur at these locations, the Company would lose a Unit without necessarily receiving an adequate return on its investment.

GOVERNMENT REGULATION

     The Company's business is subject to various federal, state and local government regulations, including those relating to the sale of food and alcoholic beverages. While the Company to date has not experienced an inability to obtain or maintain any necessary governmental licenses, permits or approvals, the failure to maintain food and liquor licenses could have a material adverse effect on the Company's operating results. In addition, a facility's operating costs are affected by increases in the minimum hourly wage, unemployment tax rates, sales taxes and similar costs over which the Company has no control. Since some of the Company's Restaurant and all of the Retail Village personnel are paid at rates based on the federal minimum wage, increases in the minimum wage will result in an increase in the Company's labor costs. The Company is subject in all states in which it operates Units to "dram shop" statutes which generally provide a person injured by an intoxicated person with the right to recover damages from an establishment that served alcoholic beverages to the intoxicated person. Difficulties or failure in obtaining required licenses and approvals will result in delays in, or cancellation of, the opening of new Units. Although the Company has satisfied restaurant, liquor and retail licensing for its existing Units, no assurance can be given that the Company will be able to maintain existing approvals or obtain such further approvals at other locations. In addition, Units that are located in casinos may require the Company to be licensed by gaming regulatory authorities.

     Businesses that maintain or sell animals are subject to additional levels of state and local health and sanitation regulations. Having tropical birds as part of the Rainforest Cafe concept requires the Company to adhere to stringent health codes that prohibit crossover between kitchen workers and animal handlers, and the exchange of air from the bird areas to the rest of the Unit. The Company overcame this problem at its existing Units by installing specially designed air exhaust hoods for the birds' perch area. Additionally, a separate waste disposal system is provided for the birds. Although, to date, the Company has satisfied animal-related licensing for its existing Units, no assurance can be given that the Company will be able to maintain such approvals or obtain similar approvals at other locations. Difficulties or failure in obtaining required licenses and approvals may increase the cost of Units or result in delays in, or cause the cancellation of, the opening of Units.

     The Federal Americans With Disabilities Act prohibits discrimination on the basis of disability in public accommodations and employment. The Company could be required to expend funds to modify its Units in order to provide service to or make reasonable accommodations for disabled persons. The Company's Units are currently designed to be accessible to the disabled. The Company believes it is in substantial compliance with all current applicable regulations relating to accommodations for the disabled.

DEPENDENCE ON KEY PERSONNEL

     The Company's future success will depend largely on the efforts and abilities of the Company's senior corporate management. Since April 1997, the Company has been operating with an interim President, Kenneth W. Brimmer, who is also a director of the Company. Mr. Brimmer has limited restaurant and retail experience. Although the Company is actively searching for a President, no assurance can be given that a new President will be retained in the near future. Lyle Berman, the Company's Chairman and Chief Executive Officer, is Chief Executive Officer of Grand Casinos, Inc. and serves on four boards of public companies. Mr. Berman devotes approximately 15% of his time to the Company.

SUBORDINATION

     The Notes are general unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Indebtedness of the Company and will be effectively subordinated to all indebtedness and other obligations of the Company's subsidiaries. Under the Indenture (as defined herein), the Notes will be subordinated to the Company's Senior Indebtedness. As a result of such subordination, in the event of any insolvency, liquidation or reorganization of the Company or upon acceleration of the Notes due to an Event of Default (as defined in the Indenture), the assets of the Company will be available to pay obligations on the Notes and any other subordinated indebtedness of the Company only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes and any other subordinated indebtedness of the Company then outstanding. The Indenture does not prohibit or limit the incurrence of indebtedness, including Senior Indebtedness, by the Company or subsidiaries. The incurrence of such indebtedness could adversely affect the Company's ability to pay its obligations under the Notes. At December 3, 1997, the Company had no outstanding Senior Indebtedness.

     The Notes are obligations exclusively of the Company. Since much of the operations of the Company are conducted through its subsidiaries, the cash flow and the consequent ability to service debt, including the Notes, of the Company are dependent upon the earnings of any such subsidiaries and the distribution of those earnings, or upon loans or other payments of funds by those subsidiaries, to the Company. Such subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes or to make any funds available therefor, whether by dividends, distributions, loans or other payments. In addition, the payment of dividends or distributions and the making of loans and advances to the Company and any such subsidiaries could be subject to statutory or contractual restrictions, could be contingent upon the earnings of those subsidiaries and are subject to various business considerations.

     Any right of the Company to receive any assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

ABSENCE OF PUBLIC MARKET FOR THE NOTES; POSSIBLE VOLATILITY OF PRICE

     The Notes are new securities for which there currently is no market. Although the Company intends to file for listing of the Notes and the Underwriters have informed the Company that they currently intend to make a market in the Notes, there is no obligation to do so and any such market making may be discontinued at any time without notice. Accordingly, there can be no assurance that an active market for the Notes will develop or be sustained after the offering or that the market price of the Notes will not decline. If an active market for the Notes fails to develop or be sustained, the trading price of such Notes could be materially adversely affected. Various factors such as changes in prevailing interest rates or changes in perceptions of the Company's creditworthiness could cause the market price of the Notes to fluctuate significantly. The trading price of the Notes also could be significantly affected by the market price of the Common Stock, which could be subject to wide fluctuations in response to a number of factors. See "-- Stock Price Volatility."

     The liquidity of, and trading market for, the Notes also may be adversely affected by general declines in the market for similar securities. Such a decline may adversely affect such liquidity and trading markets independent of the financial performance of, and prospects for, the Company.

LIMITATION ON REPURCHASE OF NOTES UPON REPURCHASE EVENT

     Upon the occurrence of a Repurchase Event (as defined herein) each Holder of Notes may require the Company to repurchase all or a portion of such Holder's Notes. If a Repurchase Event were to occur, there could be no assurance that the Company would have sufficient financial resources or would be able to arrange financing to pay the repurchase price for all Notes tendered by Holders thereof. The Company's ability to repurchase the Notes in such event may be limited by law, the Indenture and the terms of other agreements relating to borrowings that constitute Senior Indebtedness, as such indebtedness or agreements may be entered into, replaced, supplemented or amended from time to time. The Company may be required to refinance Senior Indebtedness in order to make any such payment. If the Company is prohibited from repurchasing the Notes, such failure would constitute an Event of Default under the Indenture, which may, in turn, constitute a further default under certain of the Company's existing agreements relating to borrowings and the terms of other indebtedness that the Company may enter into from time to time. In such circumstances, the subordination provisions in the Indenture would prohibit payments to the Holders of the Notes. Furthermore, the Company may not have the financial ability to repurchase the Notes in the event that maturity of Senior Indebtedness is accelerated as a result of a default under the applicable loan or similar agreement. See "Description of Notes -- Certain Rights to Require Repurchase of Notes."

EFFECT OF CERTAIN ANTI-TAKEOVER PROVISIONS

     The Company's authorized capital consists of 50,000,000 shares of capital stock. The Board of Directors, without any action by the Company's shareholders, is authorized to designate and issue shares in such classes or series (including classes or series of preferred stock) as it deems appropriate and to establish the rights, preferences and privileges of such shares, including dividends, liquidation and voting rights. No class other than the Common Stock is currently designated and there is no current plan to designate or issue any such securities. The rights of holders of preferred stock and other classes of common stock that may be issued may be superior to the rights granted to the holders of the existing Common Stock. Further, the ability of the Board of Directors to designate and issue such undesignated shares could impede or deter an unsolicited tender offer or takeover proposal regarding the Company and the issuance of additional shares having preferential rights could adversely affect the voting power and other rights of holders of Common Stock. Furthermore, as a Minnesota corporation, the Company is subject to various Minnesota statutes which may hinder or delay a change in control of the Company including: (i) a control share acquisition statute; (ii) a business combination statute; (iii) a fair price statute; (iv) a greenmail statute; and (v) a non-monetary factors statute. See "Description of Capital Stock." Finally, the Indenture provides that the Holders of Notes have the right, subject of certain restrictions therein, to require the Company to repurchase the Notes in the event there is a "Change of Control" of the Company (as defined in the Indenture). Such right of repurchase could be deemed to be a deterrent to any potential acquisition of the Company.

                                USE OF PROCEEDS

     The net proceeds of the offering will be used for the development of additional Units. The Company intends to open nine Units in 1998 and at least nine Units in 1999. The remaining net proceeds will be used for working capital purposes. Pending such uses, the Company plans to invest the net proceeds of this offering in primarily short-term, investment grade, interest-bearing securities.

                                 CAPITALIZATION

     The following table sets forth the actual total capitalization of the Company as of September 28, 1997, and as adjusted to reflect the $100 million principal amount of Notes offered by the Company hereby. See "Use of Proceeds."

                                                                    SEPTEMBER 28, 1997
                                                                --------------------------
                                                                 ACTUAL        AS ADJUSTED
                                                                --------       -----------
                                                                      (IN THOUSANDS)
  % Convertible Subordinated Notes due 2003.................    $     --        $100,000
                                                                --------        --------
Shareholders' equity:
  Common stock, no par value, 50,000,000 shares authorized;
     17,421,392 shares issued and outstanding(1)............     203,666         203,666
  Retained earnings.........................................      12,726          12,726
                                                                --------        --------
     Total shareholders' equity.............................     216,392         216,392
                                                                --------        --------
       Total capitalization.................................    $216,392        $316,392
                                                                ========        ========

-------------------------
(1) Does not include: (i) 2,500,000 shares reserved for issuance under the Company's 1995 Stock Option and Compensation Plan, of which options to purchase 1,652,217 shares were outstanding; (ii) options to purchase 230,001 shares of Common Stock issued to an officer employee and non-officer employee of the Company; (iii) 200,000 shares reserved for issuance under the Company's 1997 Directors' Stock Option Plan, of which options to purchase 25,000 shares were outstanding; (iv) options to purchase 137,500 shares of Common Stock issued to directors of the Company; and (v) 150,000 shares reserved for issuance under the Company's 1996 Employee Stock Purchase Plan, of which 18,912 were outstanding.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "RAIN." The following table summarizes the high and low sale prices per share of the Common Stock for the periods indicated and reflects the Company's three-for-two stock split effective July 1, 1996, but does not reflect the Company's three-for-two stock split for holders of record of Common Stock as of December 26, 1997, effective January 15, 1998:

                                                               HIGH          LOW
                                                               ----          ---
1995
  Second Quarter (since April 7, 1995)....................    $11.67        $ 3.17
  Third Quarter...........................................     15.50          8.08
  Fourth Quarter..........................................     23.17         13.33
1996
  First Quarter...........................................    $22.67        $14.83
  Second Quarter..........................................     34.17         20.00
  Third Quarter...........................................     34.25         20.00
  Fourth Quarter..........................................     36.25         22.25
1997
  First Quarter...........................................    $25.00        $18.75
  Second Quarter..........................................     28.25         18.25
  Third Quarter...........................................     32.88         21.25
  Fourth Quarter (through December 1, 1997)...............     38.13         28.00

     On December 1, 1997, the last reported sale price for the Common Stock on the Nasdaq National Market was $37.25 per share.

     The Company's Board of Directors has not declared any dividends on the Company's Common Stock since its inception, and does not intend to pay out any cash dividends on its Common Stock in the foreseeable future. The Board of Directors presently intends to retain all earnings, if any, to finance the development and opening of additional Units. The payment of cash dividends in the future, if any, will be at the discretion of the Board of Directors and will depend upon such factors as earnings levels, capital requirements, financial condition and other factors deemed relevant by the Board of Directors.

                      SELECTED CONSOLIDATED FINANCIAL DATA
              (IN THOUSANDS, EXCEPT OPERATING AND PER SHARE DATA)

     The Selected Consolidated Financial Data presented below should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus, and in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The selected financial data for the period February 3, 1994 (Inception) through January 1, 1995 have been derived from the financial statements of the Company audited by Lund Koehler Cox & Company, PLLP. The selected financial data as of and for the years ended December 31, 1995 and December 29, 1996 have been derived from the consolidated financial statements of the Company audited by Arthur Andersen LLP. The selected consolidated financial data for the nine months ended September 29, 1996 and September 28, 1997 have been derived from the Company's unaudited financial statements, which, in the opinion of the Company's management, contain all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of the financial position and results of operations.

                                                 FEBRUARY 3, 1994             YEAR ENDED                  NINE MONTHS ENDED
                                                (INCEPTION) THROUGH   ---------------------------   -----------------------------
                                                    JANUARY 1,        DECEMBER 31,   DECEMBER 29,   SEPTEMBER 29,   SEPTEMBER 28,
                                                       1995               1995           1996           1996            1997
                                                -------------------   ------------   ------------   -------------   -------------
STATEMENT OF OPERATIONS DATA:

Revenues:
  Restaurant sales.............................       $ 1,337           $ 9,979        $ 37,088       $ 21,638        $ 56,183
  Retail sales.................................           729             3,472          10,868          6,144          16,908
  Licensing fees and royalties.................            --                --             750            750             377
                                                      -------           -------        --------       --------        --------
    Total revenues.............................         2,066            13,451          48,706         28,532          73,468
                                                      -------           -------        --------       --------        --------
Costs and expenses:
  Food and beverage costs......................           450             2,778           9,254          5,489          13,197
  Cost of retail goods sold....................           393             1,548           4,867          2,840           7,820
  Restaurant operating expenses................           769             5,366          18,288         10,600          27,535
  Retail operating expenses....................           404             1,003           3,558          1,959           5,348
  Depreciation and amortization................            70               475           2,331          1,196           3,710
  Amortization of preopening expenses..........            --               115           1,519            896           2,311
                                                      -------           -------        --------       --------        --------
    Total costs and expenses...................         2,086            11,285          39,817         22,980          59,921
                                                      -------           -------        --------       --------        --------
Income from Unit operations and licensing......           (20)            2,166           8,889          5,552          13,547
                                                      -------           -------        --------       --------        --------
Other (income) expense:
  General, administrative and development
    expenses...................................         1,354             1,265           4,688          3,235           5,399
  Interest income..............................            --              (482)         (5,220)        (3,012)         (6,782)
  Write-off of development costs...............            --                --              --             --           1,935
  Other........................................           254               214             181            181              10
                                                      -------           -------        --------       --------        --------
    Total other (income) expense...............         1,608               997            (351)           404             562
                                                      -------           -------        --------       --------        --------
Income (loss) before income taxes and
  extraordinary item...........................        (1,628)            1,169           9,240          5,148          12,985
Provision for income taxes.....................            --                --           3,316          1,843           4,671
                                                      -------           -------        --------       --------        --------
Income (loss) before extraordinary item........        (1,628)            1,169           5,924          3,305           8,314
Extraordinary item(1):
  Extinguishment of debt.......................            --             1,053              --             --              --
                                                      -------           -------        --------       --------        --------
    Net income (loss)..........................       $(1,628)          $   116        $  5,924       $  3,305        $  8,314
                                                      =======           =======        ========       ========        ========
Net income (loss) per common share:
  Earnings (loss) before extraordinary item....       $ (0.46)          $  0.16        $   0.41       $   0.23        $   0.47
  Extraordinary item...........................            --             (0.14)             --             --              --
                                                      -------           -------        --------       --------        --------
  Net income (loss) per common share...........       $ (0.46)          $  0.02        $   0.41       $   0.23        $   0.47
                                                      =======           =======        ========       ========        ========
Weighted average shares outstanding............         3,543             7,312          14,391         14,391          17,812
OPERATING DATA:
Ratio of earnings to fixed charges(2)..........            --               3.4x            7.3x           7.2x            7.4x
Company-owned Units open at end of period......             1                 2               6              4               8
Licensed Units open at end of period...........            --                --              --             --               2
BALANCE SHEET DATA (AT END OF PERIOD):
Working capital................................       $  (467)          $15,490        $118,320       $162,620        $ 82,912
Total assets...................................         3,837            31,209         222,701        214,474         240,272
Long term debt.................................         1,223                --              --             --              --
Shareholders' equity...........................         1,793            26,355         203,954        201,487         216,392

-------------------------
(1) On April 7, 1995, the holders of $1,222,500 of promissory notes converted such notes into shares of Common Stock at a conversion price of $2.67 per share. The Company recorded the conversion as an extinguishment of debt which resulted in an extraordinary charge to earnings of $1,053,128, or $0.14 per share, at the date of conversion.

(2) The ratio of earnings to fixed charges is computed by dividing (i) earnings before taxes and extraordinary items plus fixed charges by (ii) fixed charges. Fixed charges consist of interest expense, amortization of debt issue costs and the estimated interest component of rent expense (assumed to be one-third of lease payments). Earnings were inadequate to cover fixed charges by $1.9 million for the period February 3, 1994 (Inception) through January 1, 1995.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company, founded in February 1994, owns, operates, and licenses themed restaurant/retail facilities (each a "Unit") under the name "Rainforest Cafe -- A Wild Place to Shop and Eat(R)." As of September 28, 1997, the Company owned and operated eight Units in the United States and licensed two Units outside of the United States. The Company's initial Unit opened on October 3, 1994 in the Mall of America in Bloomington, Minnesota.

     As of December 3, 1997, the Company owned and operated eleven Units in the United States and licensed three Units outside of the United States. The Company presently plans to open two additional domestic Units in December 1997 and nine domestic Units in 1998. Because the Company anticipates continued rapid expansion, period to period comparisons may not be meaningful. The Company presently intends to lease the sites for all future domestic Units and anticipates that most of its future domestic Units will range in size from approximately 15,000 to 23,000 square feet, with between 300 and 450 restaurant seats and 15% to 25% of square footage dedicated to retail selling space. However, some Units may be significantly larger, such as the existing free-standing 30,000 square foot Downtown Disney Marketplace Unit, and the planned free-standing Disney's Animal Kingdom Unit, which is expected to open during the second quarter of 1998 and which will consist of approximately 34,000 square feet and have approximately 550 restaurant seats.

     The Company has entered into four exclusive license agreements to develop an aggregate of at least 17 Units, of which three are currently open, over the next ten years in the United Kingdom and Ireland, Mexico, Canada, and certain Southeast Asian countries including Singapore, Malaysia, Indonesia and Thailand. The Company intends to enter into additional license agreements in the future. In each of these agreements, the Company is entitled to receive area licensing fees ranging from $500,000 to $750,000 (other than the license agreement relating to the United Kingdom and Ireland which does not have an area licensing fee) and will receive development fees of $100,000 per Unit and royalties ranging from 3% to 10% of gross revenues. Certain agreements, such as the agreement relating to the United Kingdom and Ireland, allow the Company to become an equity participant of up to 20% of each Unit developed. The first international licensed Unit opened in London in June 1997, followed by Units in Cancun and Mexico City which opened in August and October of 1997, respectively. The Company believes that a minimum of five Units will be developed outside the United States in 1998. See "Business -- International License and Joint Venture Agreements."

     Components of operating expenses include operating payroll and fringe benefits costs, occupancy costs, maintenance costs related to the bird habitat and aquariums, and advertising and promotion costs. The majority of these costs are variable and will increase with sales volume. Management projects that when a new Unit opens, it will incur higher than normal levels of labor and food costs as Unit personnel complete training. Management believes, however, that as new staff gain experience, hourly labor schedules over the ensuing 30-60 day period will gradually adjust because of operating efficiencies and then be similar to those at established Units. Each of the Company's current leases includes both fixed rate and percentage rent provisions.

     The Company's current policy is to capitalize costs associated with the opening of Units, including the cost of hiring and training the initial workforce, travel and other direct costs, if it is determined these costs are recoverable. These costs are then amortized over the eleven month period following the opening of a Unit beginning the first full month of operation. Preopening costs for Units opened in fiscal years 1995 and 1996 averaged approximately $650,000 per Unit excluding the Downtown Disney Marketplace Unit which incurred approximately $1.2 million of pre-opening costs. See "-- Proposed New Accounting Standards."

     General, administrative and development expenses include all corporate and administrative functions that serve to support existing operations and provide an infrastructure to support future growth. In addition, certain expenses related to the recruiting and training of Unit management personnel are also included if such expenses meet the criteria to be capitalized as preopening expenses. Management, supervisory and staff salaries, employee benefits, travel, information systems, training, rent and office supplies are primary items of costs in this category.

     The Company uses a 52 or 53 week fiscal year ending on the Sunday nearest December 31.

RESULTS OF OPERATIONS

     The operating results of the Company expressed as a percentage of total revenues (except where noted) were as follows:

                                             FEBRUARY 3,
                                                1994
                                             (INCEPTION)           YEAR ENDED                  NINE MONTHS ENDED
                                               THROUGH     ---------------------------   -----------------------------
                                             JANUARY 1,    DECEMBER 31,   DECEMBER 29,   SEPTEMBER 29,   SEPTEMBER 28,
                                                1995           1995           1996           1996            1997
                                             -----------   ------------   ------------   -------------   -------------
Revenues:
  Restaurant sales........................       64.7%         74.2%          76.2%           75.8%           76.5%
  Retail sales............................       35.3          25.8           22.3            21.6            23.0
  Licensing fees and royalties............         --            --            1.5             2.6             0.5
                                                -----         -----          -----           -----           -----
    Total revenues........................      100.0         100.0          100.0           100.0           100.0
Costs and Expenses:
  Food and beverage costs(1)..............       33.7          27.8           25.0            25.4            23.5
  Cost of retail goods sold(2)............       53.9          44.6           44.8            46.2            46.3
  Restaurant operating expenses(1)........       57.5          53.8           49.3            49.0            49.0
  Retail operating expenses(2)............       55.3          28.9           32.7            31.9            31.6
  Depreciation and amortization(3)........        3.4           3.5            4.8             4.3             5.1
  Amortization of preopening
    expenses(3)...........................         --           0.9            3.1             3.2             3.2
                                                -----         -----          -----           -----           -----
    Total costs and expenses(3)...........      100.9          83.9           81.7            82.7            82.0
    Income from Unit operations and
      licensing...........................       (0.9)         16.1           18.3            19.5            18.4
                                                -----         -----          -----           -----           -----
Other (Income) Expense:
  General, administrative and development
    expenses..............................       65.6           9.4            9.6            11.4             7.3
  Interest income.........................         --          (2.0)         (10.7)          (10.6)           (9.2)
  Write-off of development costs..........         --            --             --              --             2.6
  Other...................................       12.3            --            0.4             0.6              --
                                                -----         -----          -----           -----           -----
    Total other (income) expense..........       77.9           7.4           (0.7)            1.4             0.7
Income before income taxes and
  extraordinary item......................      (78.8)          8.7           19.0            18.1            17.7
Provision for income taxes................         --            --            6.8             6.5             6.4
                                                -----         -----          -----           -----           -----
Income before extraordinary item..........      (78.8)          8.7           12.2            11.6            11.3
Extraordinary item........................         --           7.8             --              --              --
                                                -----         -----          -----           -----           -----
Net Income................................      (78.8)%         0.9%          12.2%           11.6%           11.3%
                                                =====         =====          =====           =====           =====

-------------------------
(1) Percentage of restaurant sales.
(2) Percentage of retail sales.
(3) Percentage of restaurant and retail sales.

NINE MONTHS ENDED SEPTEMBER 28, 1997 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 29, 1996

     Total revenues increased 157% to $73.5 million for the nine month period ended September 28, 1997 ("1997 Period") from $28.5 million for the nine month period ended September 29, 1996 ("1996 Period"). Revenue growth resulted primarily from the addition of four Units since September 29, 1996 which contributed revenues of $22.8 million and from a full period of operation of the Downtown Disney Marketplace and Gurnee Mills Units which contributed an increase in revenues of $23.0 million in the 1997 Period. This increase in revenues was offset by a decrease in revenues of approximately $1.0 million at the Woodfield Mall Unit. The Company's experience to date indicates that a Unit's monthly revenues may decrease on a comparable month basis during its second year of operations, although this has not been the case for all of the Company's Units. Management believes that any such decreases result from the fact that the Company's new Units typically open at or near full capacity.

     Food and beverage costs increased 140% to $13.2 million for the 1997 Period compared to $5.5 million for the 1996 Period. The increase in food and beverage costs was due primarily to Unit expansion. Food and beverage costs as a percentage of restaurant sales decreased to 23.5% for the 1997 Period from 25.4% for the 1996 Period, largely due to improvements in food preparation efficiencies, purchasing efficiencies, favorable commodity prices and upselling of higher margin, add-on menu items.

     Cost of retail goods sold increased 175% to $7.8 million for the 1997 Period from $2.8 million for the 1996 Period. The increase in cost of retail goods sold was due primarily to Unit expansion and the addition of an expanded retail distribution center during the second half of 1996. This increase was offset partially by savings resulting from enhanced purchasing power due to volume and additions of less expensive vendor sources. Cost of retail goods sold as a percentage of sales remained relatively stable.

     Restaurant and retail operating expenses increased 162% to $32.9 million for the 1997 Period from $12.6 million for the 1996 Period, primarily due to Unit expansion. Both restaurant and retail operating expenses as a percentage of applicable restaurant and retail sales remained relatively stable.

     Depreciation and amortization increased 210% to $3.7 million for the 1997 Period from $1.2 million for the 1996 Period. Amortization of preopening expenses increased 158% to $2.3 million for the 1997 Period from $0.9 million for the 1996 Period. The increase in depreciation and amortization and amortization of preopening expenses was due to Unit expansion. Depreciation and amortization as a percentage of restaurant and retail sales increased to 5.1% for the 1997 Period from 4.3% for the 1996 Period due to increased costs of Unit development and the retrofitting of existing Units to incorporate the latest elements of the rainforest theme, including the Company's latest animatronics.

     General, administrative and development expenses increased 67% to $5.4 million for the 1997 Period from $3.2 million for the 1996 Period. The increase in general, administrative and development expenses was due primarily to the increase of senior management, corporate employees and Unit management personnel related to the Company's growth. General, administrative and development expenses as a percentage of revenues decreased to 7.3% for the 1997 Period from 11.4% for the 1996 Period. Management believes general, administrative and development expenses will grow at a slower rate than total revenues over the next four quarters resulting in a decrease in these expenses as a percentage of total revenues.

     Interest income of $6.8 million for the 1997 Period was generated primarily by investing a portion of the proceeds from the Company's two follow-on public offerings completed in January and September 1996. Interest income of $3.0 million for the 1996 Period was generated primarily by investing a portion of the proceeds of the Company's January 1996 follow-on public offering.

     The write-off of development costs of $1.9 million in the first quarter of 1997 was the result of the termination of planned Units at Trump Taj Mahal (Atlantic City, New Jersey) and Stratosphere (Las Vegas, Nevada) due to lessor-related regulatory restrictions with respect to construction and financial problems, respectively.

     The provision for income taxes in the 1997 Period is based upon the Company's estimated effective tax rate, including tax-exempt interest income. The provision for income taxes in the 1996 Period is based upon the Company's effective tax rate, including the benefits of approximately $350,000 in net operating loss carryforwards and tax exempt interest income.

     Net income was $8.3 million, or $0.47 per share, for the 1997 Period compared with $3.3 million, or $0.23 per share, for the 1996 Period.

YEAR ENDED DECEMBER 29, 1996 COMPARED TO THE YEAR ENDED DECEMBER 31, 1995

     Total revenues increased 262% to $48.7 million in 1996 from $13.5 million in 1995. The increase in total revenues was primarily due to the operation of the Woodfield Mall Unit for the entire year ($10.4 million), the addition of the Gurnee Mills Unit ($5.6 million), the addition of the Downtown Disney Marketplace Unit ($13.2 million), the addition of the Tysons Corner Unit ($3.0 million), the addition of the Sawgrass Mills Unit ($1.4 million), and the addition of 85 restaurant seats at the Mall of America Unit in August 1995 ($1.2 million). Retail sales decreased as a percentage of total sales to 22.3% for the 1996 fiscal year from 25.8% for the 1995 fiscal year. The decrease in the percentage of retail sales is primarily due to the increase in restaurant seating at the Mall of America Unit and the addition of the Woodfield, Gurnee, Tysons and Sawgrass Units where retail sales as a percentage of total sales averaged approximately 20%.

     Food and beverage costs increased 233% to $9.3 million for fiscal 1996 compared to $2.8 million for fiscal 1995. The increase in food and beverage cost was primarily due to Unit expansion. Food and beverage costs decreased as a percentage of restaurant sales for 1996 compared to 1995 largely due to improvements of food preparation, purchasing efficiencies and favorable commodity prices.

     Cost of retail goods sold increased 214% to $4.9 million in fiscal 1996 compared to $1.5 million in fiscal 1995. The increase in cost of retail goods sold was due to Unit expansion and the addition of an expanded retail distribution center during 1996. Cost of retail goods sold remained relatively flat as a percentage of retail sales in 1996 and 1995.

     Restaurant and retail operating expenses increased 243% to $21.8 million for fiscal 1996 compared to $6.4 million for fiscal 1995. The increase in restaurant and retail operating expenses was primarily due to Unit expansion. Restaurant operating expenses decreased as a percentage of restaurant sales to 49.3% in 1996 from 53.8% in 1995. The decrease as a percentage of restaurant sales was due to more efficient labor usage, negotiated price reductions for restaurant supplies and lower occupancy costs as a percentage of sales for the Company's Gurnee Mills, Tysons Corner and Sawgrass Mills Units. Retail operating expenses as a percentage of retail sales increased to 32.7% in 1996 from 28.9% in 1995. During August of 1996 the Company introduced new retail packaging materials which adversely affected retail operating expenses in the later part of the year. In addition, the increase in retail operating expenses as a percentage of retail sales was due to the decrease in retail sales as a percentage of total sales and increased floor coverage during peak selling periods.

     Depreciation and amortization expense increased 391% to $2.3 million in fiscal 1996 from $475,000 in fiscal 1995. Preopening amortization increased to $1.5 million in 1996 from $115,000 in 1995. Preopening amortization during fiscal 1995 included two months of amortization expense for the Woodfield Mall Unit only. The increase in depreciation and amortization and preopening amortization expense was primarily due to unit expansion in 1996.

     General, administrative and development expenses increased 271% to $4.7 million in fiscal 1996 compared to $1.3 million in fiscal 1995. The increase in general, administrative and development expenses in fiscal 1996 was due to the addition of senior management, corporate employees and Unit management personnel in training.

     Interest income of $5.2 million for fiscal 1996 was generated primarily by investing the proceeds from the Company's two secondary public offerings completed in January and September 1996. Interest income of $482,000 for fiscal 1995 was generated primarily by investing the proceeds from the exercise of the Class A Warrants and common stock issued as part of the Company's initial public offering ("IPO"). During fiscal 1995 the Company recorded $186,000 in interest expense due to amortization of loan discount.

     The provision for income taxes in 1996 is based upon the Company's effective tax rate, including benefits for approximately $350,000 in net operating loss carryforwards and approximately $800,000 in tax exempt interest income. The Company did not record a provision for federal or state income taxes in 1995 because net operating loss carryforwards were used to offset income tax liabilities.

PERIOD FROM FEBRUARY 3, 1994 (INCEPTION) THROUGH JANUARY 1, 1995

     The Company had no revenues for the period from February 3, 1994 (Inception) through October 2, 1994. During this period, the Company developed the Rainforest Cafe concept and completed construction of the Mall of America Unit during the period ended January 1, 1995.

     For the period from February 3, 1994 (Inception) through January 1, 1995, the Company reported total revenues of $2.1 million and a net loss of $1.6 million. This loss can be attributed primarily to the costs and expenses related to the development of the Rainforest Cafe concept, the Mall of America Unit and building the Company's operating structure. Accordingly, comparisons between this period and the corresponding 1995 period are not meaningful.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's principal capital needs arise from the development and opening of new Units. In January 1996, the Company issued an aggregate of 4,140,000 shares of Common Stock pursuant to a secondary public offering at $19.00 per share. The net proceeds to the Company, after payment of underwriting fees and offering expenses, were approximately $73.6 million. In May 1996, the Company received approximately

$1.0 million in net proceeds from the exercise of warrants at $4.80 per share issued to Underwriters of the Company's IPO. In September 1996, the Company issued an aggregate of 3,225,000 shares of common stock pursuant to an additional public offering at $31.50 per share. The net proceeds to the Company, after payment of underwriting fees and offering expenses, were approximately $96.0 million. On September 28, 1997, the Company had working capital of approximately $82.9 million and long-term investments of $45.6 million, consisting principally of investment grade, fixed income securities.

     The Company generated $12.8 million in cash flow from operating activities for the nine months ended September 28, 1997, compared to $6.7 million for the nine months ended September 29, 1996. In addition, for the nine month period of 1997, the Company generated $1.0 million in stock options exercised, compared with $0.3 million for the comparable period in 1996, and approximately $1.5 million cash from the sale of put options on approximately 935,000 shares of the Company's Common Stock (at exercise prices ranging from $17.50 to $21.00 per share). The sale of the put options was executed as part of a stock repurchase program announced in January 1997 pursuant to which up to 1.0 million shares of the Company's Common Stock may be repurchased. In April 1997, 10,000 shares of Common Stock were repurchased through put option assignments. The Company believes that it will continue to generate cash from operating activities and earn interest income, both of which will be utilized for future development and working capital purposes.

     The average investment to open the Company's first five Mall Units was $5.5 million, net of landlord contributions which averaged $1.1 million. Additionally, the Company averaged approximately $650,000 in preopening expenses and purchased an average of $300,000 of inventory in connection with the openings. Total expenditures to develop the Downtown Disney Marketplace Unit were $11.2 million, net of $1.5 million landlord contributions. Preopening expenses incurred for the opening of the Downtown Disney Marketplace Unit were approximately $1.2 million and the initial inventory purchased was approximately $600,000.

     As of December 3, 1997, the Company has opened five Units during 1997 and plans to open two additional Units in December 1997. The estimated average investment to open the Company's Mall Units during this period was $7.1 million, net of landlord contributions, while total expenditures to develop the free-standing downtown Chicago Icon Unit were approximately $10.0 million. The Company received average landlord contributions of approximately $900,000 for the Mall Units. Additionally, the Company averaged approximately $650,000 in preopening expenses and purchased approximately $300,000 in initial inventory for the Mall Units. Opening of the downtown Chicago Unit resulted in preopening expenses of approximately $750,000 and required the purchase of approximately $300,000 in initial inventory.

     During the third quarter of 1997, the Company spent approximately $9.3 million, before deducting landlord contributions related to the development of Units to open in the fourth quarter of 1997 and early 1998.

     Management anticipates that capital expenditures, net of landlord contributions, relating to the MGM Hotel and Casino and Aventura Mall Units (each expected to open in December 1997) will total $10.3 million and $7.0 million, respectively. The Company expects future domestic Mall Units to cost between $5.5 million and $8.5 million to develop, net of anticipated landlord contributions. In addition, the Company expects that it will incur approximately $650,000 in preopening costs and purchase approximately $300,000 of inventory in connection with the opening of these Units. The Company also expects to open selected, larger Icon Units, such as its planned Units at the MGM Grand Hotel and Casino, Disney's Animal Kingdom, and Times Square, New York, which may cost significantly more. In connection with the construction of existing Units, the Company has received landlord contributions, which reduced the cost of opening these Units. There can be no assurance, however, that landlord contributions will be available in the future.

     The Company contemplates that the development and opening of each of its Units from December 1997 through 1999 will be financed with existing cash on hand and cash flow from operations. The Company may require additional equity or debt financing for expansion beyond 1999.

     It is not anticipated that the Company's business will require substantial working capital to meet its operating requirements. Virtually all of the Company's revenues are collected in cash or pursuant to credit card processing. Food and beverage inventories and merchandise inventories are expected to increase in relation to trade accounts payable.

QUARTERLY FLUCTUATIONS, SEASONALITY AND INFLATION

     As a result of the substantial revenues associated with each new Unit, the timing of new Unit openings will result in significant fluctuations in quarterly results. The Mall Units may also have higher third or fourth quarter revenues compared to the first two quarters as a result of seasonal traffic increases at mall locations and seasonally stronger retail sales. Units at entertainment centers or Disney theme parks may show fluctuations in accordance with any overall seasonality at these locations.

     The primary inflationary factors affecting the Company's operations include food and beverage and labor costs. Management does not anticipate any significant labor cost increases as a result of the minimum wage increases enacted in 1996 and 1997. Units in higher cost labor markets such as California, New York and Nevada may experience lower operating margins than units located in lower cost labor markets. In addition, the Company's leases require the Company to pay costs that are subject to inflationary increases, such as taxes, maintenance, repairs and utilities. The Company believes low inflation rates have contributed to relatively stable costs. There is no assurance, however, that low inflation rates will continue.

PROPOSED NEW ACCOUNTING STANDARDS

     The Company will adopt in the fiscal year ending December 28, 1997, Statement of Financial Accounting Standards No. 128 "Earnings per Share" (SFAS No. 128), which was issued in February 1997. SFAS No. 128 requires disclosure of basic earnings per share (EPS) and diluted EPS, which replaces the existing primary EPS and fully diluted EPS, as defined by APB No. 15. Basic EPS is computed by dividing net income by the weighted average number of shares of Common Stock outstanding during the year. Diluted EPS is computed similarly to EPS as previously reported provided that, when applying the treasury stock method to common equivalent shares, the Company must use its average share price for the period rather than the more dilutive greater of the average share price or end-of-period share price required by APB No. 15.

     In April 1997, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AICPA) issued an exposure draft entitled "Reporting on the Costs of Start-Up Activities." The proposed accounting standard contained in this draft would require entities to expense as incurred all start-up and preopening costs that are not otherwise capitalizable as long-lived assets. If adopted by the AICPA, this new accounting standard would be effective for fiscal years beginning after December 15, 1997 with earlier application encouraged. The comment period for the exposure draft ended in July 1997, and the AICPA is expected to issue a final pronouncement on this standard during the first quarter of 1998.

     As is currently the practice of many upscale, highly customized and "theme" restaurant entities, the Company defers its restaurant preopening costs and amortizes them over the eleven month period following the opening of each respective restaurant beginning in the first full month of operation. At December 29, 1996 and September 28, 1997, total deferred preopening costs were $2.3 million and $2.1 million, respectively. For fiscal 1996 and the nine months ended September 28, 1997, preopening expense amortization was approximately $1.5 million and $2.3 million, respectively. If the new accounting principle is adopted by the AICPA, the Company will choose early implementation during fiscal 1998. This implementation will involve the recognition of the cumulative effect of the change in accounting principle required by the new standard as a one-time charge against earnings, net of any related income tax effect, retroactive to the beginning of fiscal 1998.

FORWARD LOOKING DISCLOSURE

     The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain information included in this Prospectus and other materials filed or to be filed by the Company with the Securities and Exchange Commission (as well as information included in oral statements or other written statements made or to be made by the Company) contain statements that are forward-looking, such as statements relating to plans for future expansion and other business development activities as well as other capital spending, financial sources and the effects of competition. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by or on behalf of the Company. These risks and uncertainties include, but are not limited to, those relating to development and construction activities, including delays in opening new Units, acceptance of the Rainforest Cafe concept, the quality of the Company's restaurant and retail operations, dependence on discretionary consumer spending, the Company's failure to defend its intellectual property rights, dependence on existing management, general economic conditions, changes in federal or state laws, or regulations.

                                    BUSINESS

GENERAL

     The Company owns, operates and licenses large, high volume, themed restaurant/retail facilities under the name "Rainforest Cafe -- A Wild Place to Shop and Eat." The Company's Units are designed to provide a visually and audibly stimulating and entertaining rainforest environment that appeals to a broad range of customers of all ages. Each Rainforest Cafe consists of a Restaurant and a Retail Village. The Restaurant provides an attractive value to customers by offering a full menu of high quality food and beverage items, generous portions and excellent service in a unique and exciting environment. The Retail Village features apparel, toys and gifts with the Rainforest Cafe logo and eight proprietary Animal Characters, and other items reflecting the rainforest theme.

THE RAINFOREST CONCEPT AND STRATEGY

     The Company seeks to differentiate itself by providing high quality, freshly prepared food and proprietary retail merchandise in a themed environment. The key factors of the Company's market positioning and operating strategy are as follows:

     Distinctive Concept. The Company's rainforest theme is promoted by a simulated unique rainforest environment throughout the Unit. Each Rainforest Cafe features a visually and audibly exciting environment that includes a variety of live tropical birds, exotic saltwater fish in large custom-designed aquariums, animated robotic animals and sculpted banyan trees that create a canopy of foliage. The dynamic rainforest atmosphere is further enhanced by simulated thunder and lightning storms, tropical rain showers, waterfalls, mists that emanate from extensive rock formations, and specially-developed aromatic scents. This entertaining rainforest environment makes each Rainforest Cafe "A Wild Place to Shop and Eat."

     Broad-Based Appeal. Management believes that the Company's Rainforest Cafe concept has broader appeal than other theme-based restaurant concepts because it attracts customers of all ages. The Company's distinctive concept, combined with high quality food and retail merchandise, make the Rainforest Cafe appealing to children, teenagers, adults, and senior citizens.

     High Profile Unit Locations. In order to take maximum advantage of the Company's broad-based appeal, the Company believes that the placement of its Units in high profile, heavy-traffic locations is critical to its success. By being in such locations, the Company believes its Units appeal to both destination customers as well as passers-by who are drawn to its visually and audibly exciting environment. The Company believes that its format, as developed at its existing Units, can be utilized in multiple high traffic locations with favorable demographics such as shopping malls, entertainment centers and Disney theme parks.

     High Quality Food. The Restaurant provides an attractive value to customers by offering a moderately-priced, full menu of high quality food and beverage items served in generous portions in a distinctive environment. The Restaurant features a wide variety of beverages, appetizers, pastas, sandwiches, salads, pizzas, burgers and full-platter entrees, presented in a visually appealing manner. Menu items are prepared on-site using fresh, high quality ingredients. Lunch and dinner entrees range in price from $7.99 to $18.99 and the average guest check was approximately $13.00 for the nine months ended September 28, 1997. Management believes that its high quality food contributes to a significant level of repeat business.

     Commitment to Retail and Building Brand Awareness. In order to enter the Restaurant, all customers must pass through the Unit's Retail Village. The Retail Village offers over 3,000 SKUs and includes apparel, toys and gifts with the Rainforest Cafe logo and other items suggesting the rainforest theme. The Company has also developed eight proprietary Animal Characters, each with a distinct personality, as an additional method of merchandising its retail products. The Company utilizes each Animal Character for clothing, toys and gifts. By offering items featuring the Rainforest Cafe logo and Animal Characters, the Company believes it is continuing to build "brand equity" in the Rainforest Cafe name that will allow it to attract more customers and to enhance its competitive retail position. The Company plans to introduce future products such as story books and games which are intended to further enhance the value of the Company's proprietary animal characters. Furthermore, the Company is also developing other mediums for its Animal Characters to further its efforts to build "brand equity." The Retail Village is also intended to be educational, with displays of live exotic tropical birds and fish and an animated talking tree that delivers environmental messages.

     Focus on Customer Satisfaction. The Company is committed to staffing each Unit with an experienced management team and providing its customers with prompt, friendly and efficient service. A customer's experience is also enhanced by the attitude and attention of Unit personnel, including "tour guides" (greeters), "safari guides" (food servers), "navigators" (bartenders), "pathfinders" (retail staff) and tropical bird curators. The Company recognizes that, in order to maintain a high level of repeat customers and to attract new business through word of mouth, it must provide superior customer service.

     Commitment to Attracting and Retaining Quality Employees. By providing extensive training and attractive compensation, the Company fosters a strong corporate culture and encourages a sense of personal commitment from its employees. The Company believes its compensation structure and positive corporate culture enable it to attract and retain quality employees. The Company believes that Unit management is important for the profitability of each Rainforest Cafe and accordingly, places particular emphasis on recruiting Unit-level Directors of Operations that have significant restaurant and management experience. The Company anticipates that, prior to opening a Unit, a Director of Operations will have been trained at one or more Rainforest Cafes for four to six months. All full-time corporate employees and certain members of Unit management are eligible to participate in the Company's 1995 Stock Option Plan and all full-time employees are eligible to participate in the Company's 1997 Employee Stock Purchase Plan.

RAINFOREST FEATURES

     To create a simulated rainforest environment, Rainforest Cafes generally include:

          Live Exotic Birds -- Rainforest Cafes display live exotic birds such as macaws and cockatoos in the Retail Village. The Company has curators specifically devoted to caring for the birds and fish and for answering guest questions. When the exotic birds are not on display they are kept and maintained in a specially designed "habitat room."

          Aquariums -- Rainforest Cafes have large aquarium systems, including walk-through aquariums that contain many varieties of saltwater fish from locales such as Africa and South America. Aquariums range in size from 750 to 10,000 gallons and are placed throughout each Unit to maximize visibility to customers.

          Tropical Rainstorms and Waterfalls -- Simulated lightning and thunderstorms "sweep" across each Rainforest Cafe every 20 to 30 minutes. Rainforest Cafes also utilize a mist system emanating from rock formations throughout the Unit and rain showers around the perimeter of the Restaurant and Mushroom Bar area. Other Rainforest Cafe features include cascading waterfalls, fountains and a ventilation system emitting a light floral aroma.

          Trees, Foliage and Animated Animals -- The ceiling level of the Restaurant and Retail Village of a Rainforest Cafe are intertwined with a "forest" of sculpted life-like banyan trees that creates a canopy of foliage over diners and shoppers. Each banyan tree is hand-sculpted for a realistic presentation of its overgrown root system. The Restaurant and Retail Village contains several rock formations, abundant foliage and jungle-like scenes. Interspersed throughout the facility are robotic animals such as life-size crocodiles, elephants, gorillas, dolphins, snakes, butterflies and frogs.

          Educational Commitment -- The Company makes each Rainforest Cafe an environmentally educational experience. The Rainforest Cafe's talking banyan tree "Tracy" delivers environmental messages to help educate and entertain children. Each Rainforest Cafe has an on-site curator who educates customers, including school groups, on the tropical birds and the rainforest. The curator also makes numerous presentations at schools and community organizations.

UNIT ECONOMICS

     The Company identifies its current and planned domestic Rainforest Cafes as either "Mall" or "Icon" Units. The Mall Unit format generally ranges in size from approximately 15,000 to 23,000 square feet and has between 300 and 450 restaurant seats. Mall Units are located primarily in high traffic shopping malls such as Mall of America, South Coast Plaza in Orange County, California and Tysons Corner Center I in McLean, Virginia, a suburb of Washington D.C. The larger Icon Units are generally in excess of 23,000 square feet and have 400 to 600 restaurant seats (although some may be slightly smaller). Icon Units are generally located in high traffic tourist areas such as the Company's Downtown Disney Marketplace and downtown Chicago locations. The Company is currently developing additional Icon Units at the MGM Grand Hotel and Casino in Las Vegas, Nevada scheduled to open in December 1997 and at Disney's Animal Kingdom theme park scheduled to open during the second quarter of 1998.

     The Company's five Mall Units that were open the entire nine month period ended September 28, 1997, generated average revenues of $8.5 million and Unit cash flow of $2.2 million, or 26.6% of revenues, during this nine period. Unit cash flow represents the Unit's operating income before depreciation and amortization. The Company's nine Mall Units, were developed at an average cost of $6.2 million, net of landlord contributions. Additionally, the Company incurred average pre-opening costs of approximately $650,000 and purchased an average of $300,000 of inventory in connection with each opening. Management anticipates that the majority of its future domestic Units will be Mall Units and that average development cost, pre-opening cost and inventory costs will be similar to these historical averages. The Company currently has two Icon Units only one of which was open the entire nine month period ended September 28, 1997. The Company expects development costs for additional Icon Units to range from $10 million to $15 million, net of landlord contributions. In addition, the Company anticipates pre-opening costs for each Icon Unit of approximately $1.0 million and expects to purchase approximately $500,000 of inventory in connection with each opening.

     Management believes that the Company's demonstrated ability to generate high sales volumes and customer traffic at its existing Units enables it to obtain attractive sites and negotiate favorable lease terms, including landlord contributions.

CURRENT UNIT LOCATIONS

     The following table sets forth certain information about the Company's existing Units and international Units developed by licensees of the Company:

                                                                APPROXIMATE    RESTAURANT
              UNIT                         LOCATION            SQUARE FOOTAGE    SEATS      DATE OPENED
              ----                         --------            --------------  ----------   -----------
Domestic
Mall of America.................  Bloomington, MN              14,900          295         October 1994
Woodfield Mall..................  Schaumburg, IL               23,000          425         October 1995
Gurnee Mills....................  Gurnee, IL                   20,000          300         June 1996
Downtown Disney Marketplace(1)..  Orlando, FL                  30,000          550         July 1996
Tysons Corner Center I..........  McLean, VA                   19,500          350         October 1996
Sawgrass Mills..................  Ft. Lauderdale, FL           20,000          350         November 1996
South Coast Plaza...............  Costa Mesa, CA               17,000          300         June 1997
The Source......................  Westbury, Long Island, NY    22,000          375         September 1997
Downtown Chicago(1).............  Chicago, IL                  23,000          375         October 1997
Grapevine Mills.................  Dallas, TX                   20,000          350         October 1997
Arizona Mills...................  Phoenix, AZ                  20,000          350         November 1997
International
London..........................  London, England              18,000          300         June 1997
Cancun..........................  Cancun, Mexico               16,000          220         August 1997
Mexico City.....................  Mexico City, Mexico          16,000          225         October 1997

-------------------------
(1) Designates Icon Units.

EXPANSION PLANS AND SITE SELECTION

     The following table sets forth certain information about the Company's planned Units, all of which are subject to existing leases except where otherwise indicated:

                                                           APPROXIMATE    RESTAURANT  DATE PLANNED TO BE
             UNIT                      LOCATION           SQUARE FOOTAGE    SEATS           OPENED
             ----                      --------           --------------  ----------  ------------------
Domestic
Aventura Mall.................  Miami, FL                 21,500          350         Fourth Quarter 1997
MGM Grand Hotel & Casino(1)...  Las Vegas, NV             20,000          400         Fourth Quarter 1997
Palisades Center..............  West Nyack, NY            22,500          375         First Quarter 1998
Ontario Mills.................  Ontario, CA               20,000          350         Second Quarter 1998
Disney's Animal Kingdom(1)....  Orlando, FL               34,000          550         Second Quarter 1998
Cherry Creek Mall.............  Denver, CO                23,000          375         Third Quarter 1998
Towsen Town Center(2).........  Baltimore, MD             18,000          325         Third Quarter 1998
Menlo Park Mall(2)............  Edison, NJ                20,000          350         Third Quarter 1998
Great Lakes Crossing..........  Detroit, MI               20,400          325         Fourth Quarter 1998
South Center Mall(2)..........  Seattle, WA               17,000          325         Fourth Quarter 1998
Burlington Mall(2)............  Burlington, MA            17,500          325         Fourth Quarter 1998
Times Square(1)(2)............  New York, NY              30,000          600         First Quarter 1999
International
Eaton Center..................  Vancouver, Canada         18,000          325         Third Quarter 1998
Festival Walk(2)..............  Hong Kong                 17,500          350         Third Quarter 1998
KLLC Center(2)................  Kuala Lumpur, Malaysia    17,000          350         Third Quarter 1998
Mundo E.......................  Mexico City, Mexico       14,000          250         Fourth Quarter 1998
Toronto(2)....................  Toronto, Canada           17,500          325         Fourth Quarter 1998

-------------------------
(1) Designates Icon Units.
(2) The Company has executed letters of intent or is negotiating leases with respect to these Units.

     The Company's domestic site selection strategy is to locate its Units in high profile, heavy traffic locations. A variety of factors are analyzed in the site selection process, including local market demographics, site visibility, business seasonality and projected Unit economics. By operating in high profile, heavy traffic locations, the Company believes its Units appeal to both destination customers as well as passers-by who are drawn to its visually and audibly exciting environment. The Company believes that its format, as developed at its existing Units, can be utilized in a number of high traffic venues with favorable demographics such as shopping malls, entertainment centers and Disney theme parks.

     While most of the future Rainforest Cafes will be located in shopping malls or entertainment centers, the Downtown Disney Marketplace Unit is a stand-alone facility located in Walt Disney World near Orlando, Florida. Customers are able to enter the Downtown Disney Marketplace Unit without having to enter Disney's adjacent theme parks. The Rainforest Cafe at Disney's Animal Kingdom in Walt Disney World will also be a stand-alone facility. Disney's Animal Kingdom, scheduled to open in 1998, will be approximately five times larger than Disney's Magic Kingdom and will feature live and simulated animal attractions. The 34,000 square foot, 550 seat Unit will be the only sit-down restaurant at Disney's Animal Kingdom. The Rainforest Cafe will be at the entrance to Disney's Animal Kingdom. As a result of its location, patrons must pass the Rainforest Cafe upon entering and leaving the park.

     The Company's Disney leases provide, among other things, that the Company will not own, operate, develop or manage a restaurant: (i) within a 75 mile radius of Downtown Disney Marketplace or Disney's Animal Kingdom or (ii) in a theme park located anywhere in the world that is not affiliated with Disney or its affiliates. The Company also agreed that it would not open a Unit within 50 miles of current or future theme parks owned by Disney without giving Disney the right of first refusal with regard to such proposed Unit.

Disney waived its radius restriction with respect to the Company's South Coast Plaza and Ontario Mills Units. The Company is continuing discussions with Disney regarding opening Rainforest Cafes at other locations; however, no assurance can be given that other Disney sites will be developed. Additionally, the Company has granted MGM Grand the right of first refusal, with certain exceptions, with respect to the development of a Unit in any hotel/casino operation.

INTERNATIONAL LICENSE AND JOINT VENTURE AGREEMENTS

     The Company has entered into four separate exclusive license arrangements relating to the development of Rainforest Cafes in the United Kingdom and Ireland, Mexico, Canada and certain countries in Southeast Asia and has entered into a letter of intent for the development of Units in Hong Kong, Macau, Taiwan and the Shanghai region of China. These Agreements have per Unit development fees of at least $100,000 and royalties ranging from 3% to 10% of Unit sales. All Agreements, with the exception of the agreement relating to the United Kingdom and Ireland, have area licensing fees ranging from $500,000 to $750,000.

     United Kingdom and Ireland. In August 1996, the Company entered into a License and Area Development Agreement with Glendola Leisure Ltd. ("Glendola"), an affiliate of the Foundation Group, a London-based hotel and restaurant developer and operator, pursuant to which Glendola will develop five Units over a ten year period in the United Kingdom and Ireland. Pursuant to this agreement, the Company will have the option to purchase, prior to the opening of the Unit, up to 20% of the equity interest in any Unit developed by Glendola. The Company has purchased a 20% ownership interest in the London Unit for approximately $400,000.

     Mexico. In October 1996, the Company entered into a License and Area Development Agreement with a subsidiary of Empresas de Comunicacion y Entretenimiento ("ECE"), a Mexican-based restaurant owner and operator, pursuant to which ECE will develop seven Units over a ten year period in Mexico. Pursuant to this agreement, ECE has developed Units in Cancun and in Mexico City which opened in August and October 1997, respectively.

     Canada. In March 1997, the Company entered a joint venture and exclusive license agreement with the Elephant and Castle Group ("E & C"), a Vancouver based owner and operator of Elephant and Castle pubs and restaurants. E & C and the Company agreed to develop five Rainforest Cafes in Canada over a four year period. Under the terms of the above agreements, the Company is also entitled to receive a warrant to purchase 600,000 shares of E & C stock at $8.00 per share exercisable for a period of five years. In addition, the Company and E & C have a 50% equity interest in the joint venture Canadian Rainforest Restaurants, Inc. ("CRRI"). The Company will have the option to purchase E & C's interest of CRRI after seven years based on a predetermined formula of cash flow and investment. CRRI intends to open its first Canadian Unit near Vancouver, British Columbia during the third quarter of 1998.

     Southeast Asia. In August 1997, the Company entered into a Master License Agreement with Movie Dream Corporation ("MDC"), a subsidiary of Far East Holdings International Limited, a Singapore-based holding company. Under the terms of the agreement, MDC will develop a minimum of five Units over ten years. Countries covered by this agreement include Singapore, Malaysia, Indonesia, Thailand, the Philippines, Vietnam, Cambodia, Brunei and Burma. MDC has the right to establish sub-franchisees within the territory, subject to certain terms and conditions, which include a right of the Company to approve all investors and all other rights in the license agreement. Pursuant to this agreement, the Company will have the option to purchase, prior to the opening of the Unit, up to 20% of the equity interest in any Unit developed by MDC. The license agreement also grants MDC an option for the development rights to India, subject to meeting future performance criteria.

     Hong Kong. The Company has entered into a letter of intent with a Hong Kong-based restaurant group pursuant to which at least three Units would be developed in Hong Kong, Macau, Taiwan and the Shanghai region of China over a three year period.

RESTAURANT

     For the nine month period ended September 28, 1997, approximately 76.5% of the Company's total revenues were derived from Restaurant sales. The Company believes that Rainforest Cafes enjoy a high level of repeat business and customer diversity because of the Company's commitment to providing high quality food and customer service in an exciting and entertaining environment. Features of the Restaurant are as follows:

          Menu. The Company considers its extensive menu selection to be an important factor in the appeal of its Restaurant and, accordingly, continuous attention is devoted to the development of new menu items. The Restaurant features casual cuisine that caters to broad customer preferences. The menu presently offers several types of appetizers such as "Jungle Chowder," "Rainforest Pita Quesadillas" and "Caribbean Chicken Tenders." The menu also offers different types of pastas, sandwiches, salads, pizzas, burgers and full-platter entrees, such as "Rasta Pasta" (bow tie pasta tossed in a garlic cream sauce with grilled chicken, broccoli and pesto), "The Old Man and the Sea" (swordfish sauteed in cajun spices topped with corn and shrimp salsa), and "Rumble in the Jungle" (grilled pita bread stuffed with roasted turkey and Caesar salad). A children's menu and complete dessert selection are also available. Portions are generous and significant attention is placed on presentation and the quality of preparation. Lunch and dinner entrees range in price from $7.99 to $18.99. The Restaurant's full-service bar, the "Mushroom Bar," features a number of customized alcoholic and non-alcoholic drinks, such as the "Don't Panic It's Organic" (carrot juice), the "Margarilla" (a margarita blended with orange sherbet) and the "Spotted Chocolate Monkey" (fresh banana-chocolate syrup, vanilla ice cream and banana liqueur). Alcoholic beverages are primarily served to complement meals and accounted for approximately 10% of total restaurant sales for the nine month period ended September 28, 1997. The average check per person for such period was approximately $13.00. Because the Unit's menu is not tied to any particular type of food or beverage, the Company can introduce and eliminate items based on local or current consumer trends without altering its rainforest theme.

          Decor. Restaurant decor is divided into distinctive dining environments developed around the rainforest and other nature themes. Current themes include the rainforest Atlas and waterfall, gorillas, elephants, tropical fish and star gazing. Table decor complements the rainforest theme through the use of brilliantly-colored tablecloths and upholstery with patterns of animals, wildlife and plant life. In an effort to enhance the dining experience, attempts are made to maximize restaurant seating near aquariums, waterfalls, sculpted rock formations or one of the Restaurant's several banyan trees. An integral part of the Restaurant is the "Mushroom Bar," the "stem" of which consists of the bar with a "cap" extending over the customers. Seating at the bar is provided by customized stools designed to resemble the legs of wild animals.

          Staffing. An important part of the Company's mission is to ensure that during each visit to a Rainforest Cafe, customers receive excellent service. To extend the adventure theme, Restaurant customers are greeted at the entrance by "tour guides", food servers are known as "safari guides" and the bartenders are known as "navigators." The "tour guides" at the front desk are trained to communicate, via headsets, with the floor management staff who greet Restaurant customers and seat them at their tables. The Company believes that a customer's experience is enhanced by the attitude and attention of its personnel. Customer service is based on a team approach so that each customer is continually attended to, and employees go through extensive ongoing training to ensure consistent service. The Company endeavors to hire experienced chefs and invests substantial time training kitchen employees to maintain consistent food preparation.

RETAIL VILLAGE

     For the nine month period ended September 28, 1997, approximately 23.0% of the Company's total revenues were derived from retail sales. In order to enter the Restaurant, all customers must pass through the Unit's Retail Village. The Retail Village offers over 3,000 SKUs and includes apparel and gifts with the Rainforest Cafe logo and other items with a rainforest theme such as toys and educational games. The

Company has also developed eight proprietary Animal Characters, each with a distinct personality, including Cha! Cha!, an adventuresome tree frog; Ozzie, a rascally orangutan; Rio, a colorful, tropical macaw; Tuki Makeeta, an imaginative baby elephant; Nile, a proud crocodile; Maya, a regal feline; Bamba, a gentle gorilla; and Iggy, a philosophical iguana. These Animal Characters are designed to appeal to a broad range of customers, thereby increasing retail sales and repeat business. The Company intends to utilize each Animal Character for clothing and gifts. Custom designed t-shirts and sweatshirts with colorful animals spelling out the "Rainforest Cafe" logo and Animal Characters are signature items. By offering items featuring the Rainforest Cafe logo and Animal Characters, the Company believes it is continuing to develop "brand equity" in the Rainforest Cafe name that will allow it to attract more customers and to enhance its competitive retail position. The Company is also exploring and developing other mediums for its Animal Characters to further build "brand equity." The Retail Village also includes a large selection of colorful rocks, plush and animated toys and puppets, and educational and entertaining games and puzzles. Gift items and other artifacts suggesting the rainforest theme, including colorful animal figurines and prints, kitchen magnets, serving plates and other tableware, handmade wood products and other unique rainforest related home accessories, are also available. The Company varies approximately 30% of its retail items every 60 to 90 days, which management believes provides the Company with an increased opportunity to generate repeat customer sales. The Company is also increasing its commitment to private label products, which the Company expects will improve the Company's retail margins due to the lower cost of private label products.

OPERATIONS, MANAGEMENT AND EMPLOYEES

     The Company's ability to manage complex operations, including high volume Restaurants and Retail Villages, has been, and will continue to be, central to its overall success. The Company believes that its management must include skilled personnel at all levels, including senior corporate management, Unit Directors of Operations, and other Unit employees. The Company's senior corporate management, including the Company's Chairman and Chief Executive Officer, Lyle Berman, has significant restaurant and retail experience. Gregory
C. Carey, the Company's Senior Vice President of Operations has over 20 years of restaurant experience. The Company's three Regional Managers, each of whom have extensive experience in the restaurant industry and with the Company, supervise the opening of new Units, monitor quality control and customer service, and are responsible for the financial performance of the Units within their respective regions. The Company believes that Unit management is important for the profitability of each Rainforest Cafe and accordingly, places particular emphasis on recruiting Directors of Operations that have significant restaurant and management experience. The Company anticipates that, prior to opening a Unit, a Director of Operations and executive chef will have been trained at one or more Rainforest Cafes for approximately six months and three months, respectively. All salaried Unit employees attend one week of corporate culturalization training.

     The Company strives to maintain quality and consistency in each of its Units through the careful training and supervision of personnel and the establishment of, and adherence to, high standards relating to personnel performance, food and beverage preparation, and maintenance of facilities. All managers must complete an eight-week training program during which they are instructed in areas such as food quality and preparation, customer service, and employee relations. New staff members participate in approximately three weeks of training under the close supervision of Company management. The Company has also prepared operations manuals relating to food and beverage quality and service standards. Management strives to instill enthusiasm and dedication in its employees, regularly solicits employee suggestions concerning Company operations and endeavors to be responsive to employees' concerns. In addition, the Company has extensive and varied programs designed to recognize and reward employees for superior performance. The Company believes that it has been able to attract high quality, experienced restaurant and retail management and personnel with its competitive compensation and bonus programs.

     In general, each Unit has between 250 and 500 employees, although staffing levels vary according to the size of the Unit. As of the date of this Prospectus, the Company had approximately 3,500 employees, including 84 employees at its corporate headquarters. The Company believes that its relationship with its employees is good.

PURCHASING

     The Company strives to obtain consistent quality items at competitive prices from reliable sources. In order to maximize operating efficiencies and to provide the freshest ingredients for its food products while obtaining the lowest possible prices for the required quality, each Restaurant's management team includes a purchasing manager who determines the daily quantities of food items needed and orders such quantities from major suppliers at prices often negotiated directly with the Company's corporate office. In the nine month period ended September 28, 1997, Alliant Foodservice, Inc. ("Alliant"), the Company's largest supplier of food and restaurant supplies, accounted for approximately 77% of the Company's total purchases of approximately $14.7 million. The Company has not experienced any significant delays or difficulties in receiving restaurant or retail supplies or equipment in the past whether from Alliant or otherwise. The Company does not believe that it is dependent on Alliant or any other one supplier for its restaurant or retail supplies. However, the Company has no long-term purchase or other long-term contractual assurance of continued supply, prices, or access to its supplies. Food and supplies are shipped directly to the Units. The Company purchases perishable food products locally. The Company does not maintain a central food product warehouse or commissary. With respect to retail products, the Company maintains over 3,000 SKUs, which it purchases from several suppliers. The Company maintains a centralized warehouse for retail product distribution. The Company is committed to private label manufacturing, which it believes will improve the Company's retail margins due to the lower cost of private label products. The Company has not experienced any significant delays in receiving restaurant or retail supplies and equipment. The Company is not dependent on any one supplier for any of its restaurant or retail goods. The Company has formed a joint venture to purchase wholesale clothing items, principally from foreign suppliers. Purchases by the Company from such joint venture aggregated $1.9 million for the nine month period ended September 28, 1997.

MANAGEMENT INFORMATION SYSTEMS/ACCOUNTING

     The Company uses integrated management information systems that are designed to accommodate significant expansion in the number of Units. These systems include a computerized restaurant point-of-sale system which facilitates the movement of customer food and beverage orders between the customer areas and kitchen operations, controls cash, handles credit card authorizations, keeps track of revenues on a per employee basis and provides management with revenue and inventory data. The point-of-sale system is accessed by service personnel who are assigned individual identification keys and appropriate information is printed in the kitchen and bar areas which eliminates the need to read handwritten tickets. The Company's retail point of sale, merchandising and distribution system allows management to track retail inventory daily. The point-of-sale system electronically transfers data nightly to Company headquarters. The Company also uses a computerized time management system which determines the time worked by each employee, allows management to gather data and schedule work hours, and produces payroll reports. Each Unit also uses computerized systems to control and gather data with respect to food, beverage, retail and supplies inventories.

     The Company's automated Unit-level systems provide data for posting directly to the Company's general ledger and to other accounting subsystems. The automated general ledger system provides various management reports comparing current and prior operating results as well as measuring performance against predetermined operating budgets. The results are reported to and reviewed with Company management. Such reporting includes (i) weekly reports of revenues, cost of revenues and selected controllable Unit expenses, (ii) detailed monthly Unit performance reports of revenues and expenses and (iii) monthly reports of Unit-by-Unit and administrative and occupancy expense performance.

MARKETING AND PROMOTION

     To date, the Company has primarily relied upon "word of mouth" advertising to attract customers to its Rainforest Cafes. The Company also utilizes outdoor billboards, distinctive exterior signage and limited print advertising. The unique and dynamic environment of the Rainforest Cafe and its tropical bird habitat have resulted in a significant amount of unsolicited positive media publicity. Additionally, the Company has attempted to create equity in its "Rainforest Cafe" name by offering items featuring the Rainforest Cafe logo and Animal Characters. At certain Units, the Company employs a Group Sales Manager who is responsible for promoting and arranging corporate and other group catering events at the Unit.

COMPETITION

     The restaurant and specialty retail businesses are highly competitive. In the restaurant industry, competition is based primarily upon price, service, food quality and location. There are numerous well-established competitors, including national, regional and local restaurant chains, possessing substantially greater financial, marketing, personnel and other resources than the Company. The Company also competes on a general basis with a large variety of national and regional restaurant operations, as well as with locally owned restaurants, diners, and other establishments that offer moderately priced food. The Company competes with other theme restaurants in the highly competitive and developing theme restaurant market. Other restaurants and companies utilize the rainforest or related themes. Additionally, the Company competes with a number of well-established specialty retailers possessing substantially greater financial, marketing, personnel and other resources than the Company. In the retail industry, competition is based primarily upon merchandise selection, price and customer service. There can be no assurance that the Company will be able to respond to various competitive factors affecting the restaurant and retail industries.

     The performance of individual Units may also be affected by factors such as traffic patterns, demographic considerations, and the type, number and location of competing restaurants. In addition, factors such as inflation, increased food, labor and employee benefit costs, and the availability of experienced management and hourly employees may also adversely affect the restaurant and retail industries in general and the Company's Units in particular. Restaurant and retail operating costs may be further affected by increases in the minimum hourly wage, unemployment tax rates, real estate taxes and similar matters over which the Company has no control.

REGULATION

     Restaurants are subject to licensing and regulation by state and local health, sanitation, safety, fire, and other authorities and are also subject to state and local licensing and regulation of the sale of alcoholic beverages and food. Additionally, businesses that maintain or sell animals are subject to additional levels of state and local health and sanitation regulations. Having tropical birds as part of the Rainforest Cafe concept requires the Company to adhere to stringent health codes that prohibit crossover between kitchen workers and animal handlers, and any exchange of air from the bird areas to the rest of the Unit. The Company overcame this problem at its existing Units by installing specially designed air exhaust hoods for the birds' perch area. Additionally, a separate waste disposal system is provided for the birds. Although, to date, the Company has satisfied animal-related licensing for its existing Units, no assurance can be given that the Company will be able to maintain such approvals or obtain such approvals at other locations. Difficulties or failure in obtaining required licenses and approvals will result in delays in, or cancellation of, the opening of Units. Retail establishments are also subject to licensing and regulation by safety, fire and other authorities on the state and local level.

TRADEMARKS

     The Company's ability to implement successfully its Rainforest Cafe concept will depend in part on its ability to further establish "brand equity" through the use of its trademarks, service marks, trade dress and other proprietary intellectual property, including its name and logos, the Animal Characters and unique features of its rainforest theme decor. It is the Company's policy to seek to protect and to defend vigorously its rights to this intellectual property.

     The Company's original logo incorporating "RAINFOREST CAFE" and the mark "A WILD PLACE TO SHOP AND EAT" are federally registered service marks for the Company's Restaurant and Retail Village. The Company also owns a federal registration for the mark "RAINFOREST" for the Company's restaurant services. Additionally, in June 1996 the Company filed federal trademark applications for "RAINFOREST CAFE A WILD PLACE TO SHOP AND EAT" and the related design, which includes the Company's new logo, illustrating six of the Company's eight proprietary Animal Characters. The Company intends also to protect its proprietary Animal Characters by the filing of copyright applications and, in certain instances, trademark registration applications. There is no assurance, however, that any such registrations, including the registration of the name and logo, will be obtained.

     There is also no assurance that any of the Company's rights in any of its intellectual property will be enforceable, even if registered, against any prior users of similar intellectual property or competitors of the Company who seek to utilize similar intellectual property in areas where the Company operates or intends to conduct operations. The failure to enforce any of the Company's intellectual property rights could have the effect of reducing the Company's ability to capitalize on its efforts to establish brand equity. The Company is aware of trademark applications, registrations and uses that may accord to third parties certain rights in the word "rainforest" or in certain elements of some of the proprietary Animal Character names and illustrations with respect to utilization of these marks on certain clothing and retail products. The existence of any such third party rights could result in claims of infringement against the Company with respect to its uses of "Rainforest Cafe" or its Animal Characters in connection with its sales of clothing and other retail products. The Company is currently involved in litigation with two entities alleging that the Company is infringing their intellectual property rights. In one case, the other company has a federally registered trademark that it alleges is infringed by certain of the Company's retail products. The Company is currently engaged in settlement negotiations with this company. The other party to the second case alleges that the Company's restaurants infringe its trade dress rights. Although the Company does not expect these two lawsuits to have a materially adverse result on the Company or its business, in the event that these matters are not successfully resolved or if the Company encounters claims from prior users of similar intellectual property in areas where the Company operates or intends to conduct operations, it is possible that the Company's operations could be substantially limited or that the Company may have to pay damages to a prior user or registrant of similar intellectual property.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The following sets forth certain information with respect to each person who is a director or executive officer of the Company:

               NAME                  AGE                            POSITION
               ----                  ---                            --------
Lyle Berman........................  56    Chairman of the Board and Chief Executive Officer
Kenneth W. Brimmer.................  42    President, Treasurer and Director
Steven W. Schussler................  42    Executive Vice President-Development and Director
Ercu Ucan..........................  41    Executive Vice President-Retail and Director
Mark S. Robinow....................  41    Senior Vice President and Chief Financial Officer
Gregory C. Carey...................  45    Senior Vice President-Operations
Mark Bartholomay...................  37    Senior Vice President-International Development
Stephen Cohen......................  40    General Counsel and Vice President of Real Estate
David L. Rogers....................  54    Director
Joel N. Waller.....................  58    Director

     Mr. Berman has been Chairman of the Board and Chief Executive Officer of the Company since its inception in February 1994. Mr. Berman has been Chief Executive Officer and Chairman of the Board of Grand Casinos, Inc. and its predecessor since October 1990. Mr. Berman is also a director of G-III Apparel Group, Innovative Gaming Corporation of America, New Horizons Kids Quest, Inc., and Wilsons-The Leather Experts, Inc. ("Wilsons"). Mr. Berman was Chief Executive Officer and Chairman of Stratosphere Corporation from July 1996 through July 1997. Stratosphere Corporation filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code in January 1997.

     Mr. Brimmer has been President of the Company since April 1997, Treasurer since September 1995 and involved with the Company in various capacities since its inception. Mr. Brimmer has been employed by Grand Casinos, Inc. and its predecessor since October 1990 as Special Assistant to the Chairman and Chief Executive Officer, Lyle Berman.

     Mr. Schussler has been Executive Vice President-Development of the Company since its inception and a director of the Company since January 1995. From 1983 to February 1992, Mr. Schussler was an officer of Juke Box Saturday Night of Minneapolis, Inc. ("JBSN"), a 1950's and 1960's theme restaurant and nightclub.

     Mr. Ucan has been Executive Vice President-Retail of the Company since its inception and a director of the Company since January 1995. From September 1992 until December 1993, Mr. Ucan served as President of the Orjin Textile Group in Istanbul, Turkey, a garment factory employing approximately 150 persons. From January 1989 until August 1992, Mr. Ucan served as Director of Trend Merchandising and Director of Product Development for Wilsons.

     Mr. Robinow has been Senior Vice President and Chief Financial Officer since November 1995. From August 1993 to June 1995, Mr. Robinow served as Senior Vice President and Chief Financial Officer of Edina Realty, Inc., the country's fourth largest residential real estate brokerage company. From December 1986 to August 1993, Mr. Robinow served as Chief Financial Officer, Secretary and Treasurer of Ringer Corporation, a publicly held manufacturer of natural lawn and garden products for the consumer market. Mr. Robinow is a certified public accountant.

     Mr. Carey has been Senior Vice President-Operations since August 1996. From May 1996 to August 1996, Mr. Carey served as Director of Operations at the Company's Downtown Disney Marketplace Unit. From June 1994 to May 1996, Mr. Carey served as Director of Operations at the Company's Mall of America Unit. From July 1989 to June 1994, Mr. Carey served as Senior General Manager at Restaurants Unlimited, Inc., an upscale restaurant operating company. From November 1987 to July 1989, Mr. Carey served as Regional Manager at General Mills Restaurants, Inc.

     Mr. Bartholomay has been Senior Vice President-International Development and Operations of the Company since February 1997. From May 1995 to February 1997 Mr. Bartholomay served as a Vice President and research analyst of Dain Bosworth Incorporated, an investment banking firm. From April 1993 to May 1995, Mr. Bartholomay was Senior Vice President and Regional Director of Corporate Finance for Principal Financial Securities, Inc. From February 1992 to April 1993, Mr. Bartholomay was Vice President and Chief Financial Officer for Universal International, Inc. Prior to that, Mr. Bartholomay worked in investment banking from December 1985 to February 1992.

     Mr. Cohen has been General Counsel and Vice President of Real Estate since August 1997. From October 1987 to July 1997, Mr. Cohen served in various capacities at the Musicland Group, Inc., including Leasing Manager and as Associate General Counsel.

     Mr. Rogers has been a director of the Company since January 1995. Since November 1988, Mr. Rogers has been Executive Vice President and Chief Operating Officer of Wilsons. Mr. Rogers held positions of increasing responsibility at Bermans Specialty Stores, Inc. from 1980 until November 1988, when Bermans was acquired by Wilsons. Mr. Rogers is a director of Grand Casinos, Inc.

     Mr. Waller has been a director of the Company since January 1995. Mr. Waller has been President of Wilsons since 1983 and Chairman of Wilsons since 1992. Mr. Waller is also a director of Grand Casinos, Inc. and Damark International, Inc.

                              DESCRIPTION OF NOTES

     The Notes will be issued under an indenture dated as of January   , 1998
(the "Indenture") between the Company and First Trust National Association, as trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture, including the definition therein of certain terms. Wherever particular sections or defined terms of the Indenture are referred to, such sections or defined terms are incorporated herein by reference. As used in this "Description of Notes," the Company refers to Rainforest Cafe, Inc. and does not include any subsidiary thereof.

GENERAL

     The Notes will be general unsecured subordinated obligations of the Company, will be limited to $115,000,000 in aggregate principal amount (including the Notes issuable under the Underwriters' over-allotment option) and
will mature on               , 2003 ("Maturity"). The Notes will bear interest
at the rate per annum shown on the front cover of this Prospectus from the date of initial issuance of Notes pursuant to the Indenture, or from the most recent Interest Payment Date to which interest has been paid or provided for, payable
semi-annually on January   and July   of each year, commencing July   , 1998 to
the Person in whose name the Notes (or any predecessor Notes) are registered (individually, a "Holder" and collectively, the "Holders") at the close of
business on the preceding January   or July   , as the case may be (whether or
not a Business Day). Interest on the Notes will be paid on the basis of a 360-day year consisting of twelve 30-day months.

     Principal of, and premium, if any, and interest on the Notes will be payable (i) in respect of Notes held of record by DTC or its nominee, in same day funds on or prior to the respective payment dates and (ii) in respect of Notes held of record by Holders other than DTC or its nominee, in same day funds, at the office of the Trustee in New York, New York, and the Notes may be surrendered for transfer, exchange or conversion at the office of the Trustee in New York, New York. In addition, with respect to Notes held of record by holders other than DTC or its nominee, payment of interest may be made at the option of the Company by check mailed to the address of the persons entitled thereto as it appears in the Register for the Notes on the Regular Record Date for such interest.

     The Notes will be issued only in registered form, without coupons and in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any transfer or exchange of the Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge and any other expenses (including the fees and expenses of the Trustee) payable in connection therewith. The Company is not required (i) to issue or register the transfer of or exchange of any Notes during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption and ending at the close of business on the day of such mailing, (ii) to register the transfer of or exchange of any Note selected for redemption in whole or in part, except the unredeemed portion of Notes being redeemed in part or (iii) to register the transfer or exchange of any Notes surrendered for conversion or repurchase upon the occurrence of a Repurchase Event.

     All monies paid by the Company to the Trustee or any Paying Agent for the payment of principal of, and premium, if any, and interest on any Note which remain unclaimed for two years after such principal, premium, or interest becomes due and payable may be repaid to the Company. Thereafter, the Holder of such Note may, as an unsecured general creditor, look only to the Company for payment thereof.

     The Indenture does not contain any provisions that would afford protection to Holders of the Notes against a sudden and dramatic decline in the credit quality of the Company resulting from any takeover, recapitalization or similar restructuring, except as described below under "Certain Rights to Require Repurchase of Notes."

CONVERSION RIGHTS

     The Notes are convertible, at the option of the Holder, into Common Stock following the date of initial issuance and prior to redemption or maturity,
initially at the conversion price of $       per share (does not reflect the
Company's three-for-two stock split for holders of record of Common Stock as of December 26, 1997, effective January 15, 1998). The right to convert Notes which have been called for redemption will terminate at the close of business on the second business day preceding the Redemption Date, unless the Company defaults on a redemption payment. See "Optional Redemption" below.

     The conversion price will be subject to adjustments upon the occurrence of any of the following events: (i) the subdivision, combination or reclassification of outstanding shares of Common Stock; (ii) the payment of a dividend or distribution on Common Stock exclusively in shares of Common Stock or the payment of a dividend or distribution on any class of capital stock of the Company in shares of Common Stock; (iii) the issuance of rights or warrants to all holders of Common Stock entitling them to acquire shares of Common Stock (or securities convertible into Common Stock) at a price per share less than the Current Market Price; (iv) the distribution to all holders of Common Stock of shares of capital stock (other than Common Stock), evidences of indebtedness, cash or assets (including securities, but excluding dividends or distributions in connection with the liquidation, dissolution or winding up of the Company or paid exclusively in cash and dividends, distributions, rights and warrants referred to above); (v) the distribution to all or substantially all holders of Common Stock of rights or warrants to subscribe for its securities (other than those referred to in (iii) above); (vi) a distribution consisting exclusively of cash (excluding any cash distributions referred to in (iv) above) to all holders of Common Stock in an aggregate amount that, together with (A) all other cash distributions (excluding any cash distributions referred to in (iv) above) made within the 12 months preceding the date fixed for determining the stockholders entitled to such distribution in respect of which no adjustment has previously been made and (B) any cash and the fair market value of other consideration payable in respect of any tender offer by the Company or a subsidiary of the Company for the Common Stock consummated within the 12 months preceding such date of determination, exceeds the greater of (A) 10% of the Company's market capitalization (being the product of the Current Market Price times the number of shares of Common Stock then outstanding) on such date of determination entitled to such distribution or (B) the Company's retained earnings on the date of determination entitled to such distribution; (vii) the consummation of a tender offer made by the Company or any subsidiary of the Company for all or any portion of the Common Stock which involves an aggregate consideration that, together with (X) any cash and the fair market value of other consideration payable in respect of any tender offer by the Company or a subsidiary of the Company for the Common Stock consummated within the 12 months preceding the consummation of such tender offer in respect of which no adjustment has been previously made and (Y) the aggregate amount of all cash distributions (excluding any cash distributions referred to in (iv) above) to all holders of the Common Stock within the 12 months preceding the consummation of such tender offer in respect of which no adjustment has been previously made, exceeds the greater of (A) 10% of the product of the Current Market Price immediately prior to the date of consummation of such tender offer times the number of shares of Common Stock outstanding at the date of consummation of such tender offer or (B) the Company's retained earnings on the date of consummation of the tender offer, and (viii) payment in respect of a tender offer or exchange offer by a person other than the Company or any subsidiary of the Company in which, as of the closing date of the offer, the Board of Directors is not recommending rejection of the offer. The adjustment referred to in clause (viii) will only be made if the tender offer or exchange is for an amount which increases the offeror's ownership of Common Stock to more than 25% of the total shares of Common Stock outstanding, and if the cash and value of any other consideration included in such payment per share of Common Stock exceeds the current market price per share of Common Stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer. The adjustment referred to in clause (viii) will generally not be made, however, if, as of the closing of the offer, the offering documents with respect to such offer disclose a plan or an intention to cause the Company to engage in a consolidation or merger of the Company or a sale of all or substantially all of the Company's assets. No adjustment of the conversion price will be required to be made until cumulative adjustments amount to at least one percent of the conversion price, as last adjusted. Any adjustments that would not otherwise be sufficient to require a change to be made pursuant to the immediately preceding sentence shall be carried forward and taken into account in any subsequent adjustment.

     In addition to the foregoing adjustments, the Company will be permitted to reduce the conversion price as it considers to be advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of the Common Stock or, if that is not possible, to diminish any income taxes that are otherwise payable because of such event.

     In the case of any consolidation or merger of the Company with any other corporation (other than one in which no change is made in the Common Stock), or any sale or transfer of all or substantially all of the assets of the Company, the Holder of any Note then outstanding will, with certain exceptions, have the right thereafter to convert such Note only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of Common Stock into which such Note might have been converted immediately prior to such consolidation, merger, sale or transfer; and adjustments will be provided for events subsequent thereto that are as nearly equivalent as practical to the conversion price adjustments described above.

     Fractional shares of Common Stock will not be issued upon conversion, but, in lieu thereof, the Company will pay a cash adjustment based upon the then Closing Price at the close of business on the day of conversion (or, if such day is not a Trading Day, on the Trading Day immediately preceding such day). If any Notes are surrendered for conversion during the period from the opening of business on any Regular Record Date through and including the next succeeding Interest Payment Date (except any such Notes called for redemption), such Notes when surrendered for conversion must instead be accompanied by payment of an amount equal to the interest thereon which the registered Holder on such Regular Record Date is to receive; provided however that the Notes or portions thereof which have been called for redemption and the conversion rights of which terminate during such period must be accompanied by payment of an amount equal to the interest which would have accrued on the principal amount of the Notes being surrendered for conversion for the period from the conversion date to such Interest Payment Date. Except as described in the preceding sentence, no interest will be payable by the Company on converted Notes with respect to any Interest Payment Date subsequent to the date of conversion. No other payment or adjustments for interest or dividends is to be made upon conversion.

SUBORDINATION

     The payment of the principal of, and premium, if any, and interest on the Notes will, to the extent set forth in the Indenture, be subordinated in right of payment to the prior payment in full of all Senior Indebtedness. If there is a payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency or similar proceedings of the Company, the holders of all Senior Indebtedness will be entitled to receive payment in full of all amounts due or to become due thereon or provision for such payment in money or money's worth before the Holders of the Notes will be entitled to receive any payment in respect of the principal of, or premium, if any, and interest on the Notes. In the event of the acceleration of the Maturity of the Notes, the holders of all Senior Indebtedness then outstanding will first be entitled to receive payment in full in cash of all amounts due thereon or provision for such payment in money or money's worth before the Holders of the Notes will be entitled to receive any payment for the principal of, or premium, if any, and interest on the Notes. The Company also may not make any payment (whether by redemption, purchase, retirement, defeasance or otherwise) to the Holders upon or in respect of the Notes if (i) a default in the payment of the principal of, or premium, if any, or interest on any Designated Senior Indebtedness (a "Payment Default") occurs or (ii) any other default occurs and is continuing with respect to any Designated Senior Indebtedness which permits holders of Designated Senior Indebtedness as to which that default relates to accelerate its maturity (a "Nonpayment Default") and the Trustee receives notice of that default (a "Payment Blockage Notice") from the Company or other person permitted to give such notice under the Indenture. The payments on or in respect of the Notes shall be resumed (i) in the case of a Payment Default respecting Designated Senior Indebtedness, on the date on which that default is cured or waived and
(ii) in the case of a Nonpayment Default respecting Designated Senior Indebtedness, the earliest of (a) the date on which that Nonpayment Default is cured or waived, (b) the date the applicable Payment Blockage Notice is retracted by written notice to the Trustee from a representative of the holders of the Designated Senior Indebtedness which have given that Payment Blockage Notice or (c) 179 days after the date on which the applicable Payment Blockage Notice is received by the Trustee, unless any Payment Default has occurred and is continuing or an Event of Default of the type referred to in clause (g) of the first sentence under "-- Events of Default" has occurred. No Nonpayment Default which existed or was continuing on the date of any Payment Blockage Notice may be made the basis for giving a second Payment Blockage Notice and only one such Payment Blockage Notice with respect to a Nonpayment Default may be given in any 365-day period.

     "Senior Indebtedness" is defined in the Indenture as (a) all indebtedness of the Company for money borrowed under the Company's credit facilities and any predecessor or successor credit facilities thereto, whether outstanding on the date of execution of the Indenture or thereafter created, incurred or assumed,
(b) indebtedness of the Company for money borrowed, whether outstanding on the date of execution of the Indenture or thereafter created, incurred or assumed, except any such other indebtedness that by the terms of the instrument or instruments by which such indebtedness was created or incurred expressly provides that it (i) is junior in right of payment to the Notes or (ii) ranks pari passu in right of payment with the Notes, and (c) any amendments, renewals, extensions, modifications, refinancings and refundings of any of the foregoing. The term "indebtedness for money borrowed" when used with respect to the Company is defined to mean (i) any obligation of or any obligation guaranteed by, the Company for the repayment of borrowed money (including without limitation fees, penalties and other obligations in respect thereof), whether or not evidenced by bonds, notes or other written instruments, (ii) any deferred payment obligation of, or any such obligation guaranteed by, the Company for the payment of the purchase price of property or assets evidenced by a note or similar instrument and (iii) any obligation of, or any such obligation guaranteed by, the Company for the payment of rent or other amounts under a lease of property or assets which obligation is required to be classified and accounted for as a capitalized lease on the balance sheet of the Company, under generally accepted accounting principles. As used in the Indenture, "Designated Senior Indebtedness" means principal, interest, premiums, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any indebtedness
(a) under any debt facility with banks or other lenders which provides for revolving credit loans, term loans, receivables financing (including through the sale of receivables) or letters of credit to the Company or any of its subsidiaries and (b) any other Senior Indebtedness the principal amount of which is $5.0 million or more and that has been designated by the Company as "Designated Senior Indebtedness."

     The Indenture does not limit or prohibit the incurrence of indebtedness, including Senior Indebtedness, by the Company or its subsidiaries. At December 3, 1997, the Company had no outstanding Senior Indebtedness. The Company may incur Senior Indebtedness from time to time in the future.

OPTIONAL REDEMPTION BY THE COMPANY

     The Notes will be redeemable, at the Company's option, in whole or from
time to time in part, at any time on or after January   , 2001, upon not less
than 30 nor more than 60 days' notice mailed to each Holder of Notes to be redeemed at its address appearing in the Security Register and prior to Maturity at the following Redemption Prices (expressed as percentages of the principal amount) plus accrued interest to the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date to receive interest due on an Interest Payment Date that is on or prior to the Redemption Date).

     If redeemed during the period beginning January   (January   , if in the
year 2001), in the year indicated and ending on the succeeding January   , the
redemption price shall be:

               YEAR                 REDEMPTION PRICE
               ----                 ----------------
2001..............................
2002..............................
2003..............................        100%

in each case together with accrued and unpaid interest up to but not including the date of redemption. No sinking fund is provided for the Notes.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company will not consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, and the Company will not permit any Person to consolidate with or merge into the Company unless: (a) the Person formed by such consolidation or into which the Company is merged or the Person or corporation which acquires the properties and assets of the Company substantially as an entirety is a corporation, partnership or trust organized and validly existing under the laws of the United States or any state thereof or the District of Columbia and expressly assumes payment of the principal of and premium, if any, and interest on the Notes and performance and observance of each obligation of the Company under the Indenture; (b) after consummating such consolidation, merger, transfer or lease, no Default or Event of Default will occur and be continuing, (c) such consolidation, merger, conveyance, transfer or lease does not adversely affect the validity or enforceability of the Notes and (d) the Company or Successor Person has delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance, transfer or lease complies with the provisions of the Indenture. Notwithstanding the foregoing, nothing shall prevent the transfer of the Company's properties or assets by and among the Company and any subsidiary of the Company.

CERTAIN RIGHTS TO REQUIRE REPURCHASE OF NOTES

     In the event of any Repurchase Event occurring after the date of issuance of the Notes and on or prior to Maturity, each Holder of Notes will have the right, at the Holder's option, to require the Company to repurchase all or any part of the Holder's Notes on the date (the "Repurchase Date") that is 30 days after the date the Company gives notice of the Repurchase Event as described below at a price (the "Repurchase Price") equal to 100% of the principal amount thereof, together with accrued and unpaid interest to the Repurchase Date. On or prior to the Repurchase Date, the Company shall deposit with the Trustee or a Paying Agent an amount of money in same day funds sufficient to pay the Repurchase Price of the Notes which are to be repaid on or promptly following the Repurchase Date.

     Failure by the Company to provide timely notice of a Repurchase Event, as provided for below, or to repurchase the Notes when required under the preceding paragraph will result in an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions of the Indenture.

     On or before the 15th day after the occurrence of a Repurchase Event, the Company is obligated to mail to all Holders of Notes a notice of the occurrence of such Repurchase Event and identifying the Repurchase Event, the Repurchase Date, the date by which the repurchase right must be exercised, the Repurchase Price for Notes (which shall equal 100% of the principal amount thereof, together with accrued and unpaid interest) and the procedures which the Holder must follow to exercise this right. To exercise the repurchase right, the Holder of a Note must deliver, on or before the close of business on the Repurchase Date, written notice to the Company (or an agent designated by the Company for such purpose) and to the Trustee of the Holder's exercise of such right, together with the certificates evidencing the Notes with respect to which the right is being exercised, duly endorsed for transfer.

     A "Repurchase Event" shall have occurred upon the occurrence of a Change in Control (as defined below) or a Termination of Trading (as defined below).

     A "Change in Control" shall occur when: (i) all or substantially all of the Company's assets are sold as an entirety to any person or related group of persons (other than a sale or transfer among the Company and its subsidiaries or among wholly-owned subsidiaries); (ii) there shall be consummated any consolidation or merger of the Company (A) in which the Company is not the continuing or surviving corporation (other than a consolidation or merger with a wholly owned subsidiary of the Company in which all shares of Common Stock outstanding immediately prior to the effectiveness thereof are changed into or exchanged for the same consideration) or (B) pursuant to which the Common Stock would be converted into cash, securities or other property, in each case, other than a consolidation or merger of the Company in which the holders of the Common Stock immediately prior to the consolidation or merger have, directly or indirectly, at least a majority of the total voting power of all classes of capital stock entitled to vote generally in the election of directors of the continuing or surviving corporation immediately after such consolidation or merger in substantially the same relative proportion as their ownership of Common Stock immediately before such transaction; (iii) any person, or any persons acting together which would constitute a "group" for purposes of Section 13(d) of the Exchange Act, together with any affiliates thereof, shall beneficially own (as defined in Rule 13d-3 under the Exchange Act) at least 50% of the total voting power of all classes of capital stock of the Company entitled to vote generally in the election of directors of the Company; (iv) at any time during any consecutive two-year period, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of 66 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office; or (v) the Company is liquidated or dissolved or adopts a plan of liquidation or dissolution.

     A "Termination of Trading" shall occur if the Common Stock (or other common stock into which the Notes are then convertible) is neither listed for trading on a U.S. national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States.

     If a Repurchase Event were to occur, there can be no assurance that the Company would have sufficient funds to repurchase the Notes tendered by the Holders thereof. The Company's Senior Indebtedness may provide that a change in control of the Company would constitute an event of default thereunder, the occurrence of which would cause any repurchase of the Notes, absent a waiver, to be blocked by the subordination provisions of the Notes. In addition, even if such event of default did not occur or was waived, the right to require the Company to repurchase Notes as a result of the occurrence of a Repurchase Event could create an event of default under Senior Indebtedness of the Company, as a result of which any repurchase could, absent a waiver, be blocked by the subordination provisions of the Notes. See "--Subordination." The Company's ability to pay cash to the Holders of Notes upon a Repurchase Event may be limited by certain financial covenants contained in the Company's Senior Indebtedness. Failure by the Company to repurchase the Notes when required will result in an Event of Default with respect to the Notes whether or not such repurchase is permitted by the subordination provisions thereof.

     In the event a Repurchase Event occurs and the Holders exercise their rights to require the Company to repurchase Notes, the Company intends to comply with applicable tender offer rules under the Exchange Act, including Rules 13e-4 and 14e-1, as then in effect, with respect to any such purchase.

     The foregoing provisions would not necessarily afford Holders of the Notes protection in the event of highly leveraged or other transactions involving the Company that may adversely affect Holders. In addition, the foregoing provisions may discourage open market purchases of the Common Stock or a non-negotiated tender or exchange offer for such stock and, accordingly, may limit a stockholder's ability to realize a premium over the market price of the Common Stock in connection with any such transaction.

EVENTS OF DEFAULT

     The following are Events of Default under the Indenture with respect to the
Notes: (a) default in the payment of the principal of, or the premium, if any, on any Note when due (even if such payment is prohibited by the subordination provisions of the Indenture); (b) default in the payment of any interest on any Note when due, which default continues for 30 days (even if such payment is prohibited by the subordination provisions of the Indenture); (c) failure to provide timely notice of a Repurchase Event as required by the Indenture; (d) default in the payment of the Repurchase Price in respect of any Note on the Repurchase Date therefor (even if such payment is prohibited by the subordination provisions of the Indenture); (e) default in the performance, or breach, of any other covenant or warranty of the Company in the Indenture which continues for 60 days after written notice as provided in the Indenture; (f) default under one or more bonds, notes or other evidences of indebtedness for money borrowed by the Company or any subsidiary of the Company or under one or more mortgages, indentures or instruments under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company or any subsidiary of the Company, whether such indebtedness now exists or shall hereafter be created, which default individually or in the aggregate shall constitute a failure to pay the principal of indebtedness in excess of $10,000,000 when due and payable after the expiration of any applicable grace period with respect thereto or shall have resulted in indebtedness in excess of $10,000,000 becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged, or such acceleration having been rescinded or annulled, within a period of 30 days after there shall have been given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Outstanding Notes (as defined in the Indenture) a written notice specifying such default and requiring the Company to cause such indebtedness to be discharged or cause such acceleration to be rescinded or annulled; and (g) certain events of bankruptcy, insolvency or reorganization of the Company or any subsidiary of the Company.

     If an Event of Default with respect to the Notes (other than as specified in clause (g) in the immediately preceding paragraph) shall occur and be continuing, the Trustee or the Holders of not less than 25% in aggregate principal amount of the Outstanding Notes may declare the principal of, and premium, if any, on all such Notes to be due and payable immediately, but if the Company cures all Events of Default and has paid or deposited with the Trustee a sum sufficient to pay all interest on, premium, if any, and principal of Notes then due and certain other conditions are met, such declaration may be canceled and past defaults may be waived by the holders of a majority in principal amount of Outstanding Notes. If an Event of Default shall occur as a result of an event of bankruptcy, insolvency or reorganization of the Company or any subsidiary of the Company, the aggregate principal of, and premium, if any, and any accrued and unpaid interest on the Notes shall automatically become due and payable. The Company is required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. The Indenture provides that the Trustee may withhold notice to the Holders of the Notes of any continuing default (except in the payment of the principal of, or premium, if any, or interest on any Notes) if the Trustee considers it in the interest of Holders of the Notes to do so.

PAYMENT OF PRINCIPAL AND INTEREST

     Principal of, and premium, if any, and interest on the Notes will be payable (i) in respect of Notes held of record by DTC or its nominee, in same day funds on or prior to the respective payment dates and (ii) in respect of Notes held of record by Holders other than DTC or its nominee, in same day funds, at the office of the Trustee in New York, New York, and the Notes may be surrendered for transfer, exchange or conversion at the office of the Trustee in New York, New York. In addition, with respect to Notes held of record by holders other than DTC or its nominee, payment of interest may be made at the option of the Company by check mailed to the address of the persons entitled thereto as it appears in the Register for the Notes on the Regular Record Date for such interest.

MODIFICATION, AMENDMENTS AND WAIVERS

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of Outstanding Notes; provided, however, that no such modification or amendment may without consent of the Holder of each Outstanding Note affected thereby (i) change the maturity of the principal of, or any installment of interest on, any Note; (ii) reduce the principal amount of, or the premium or interest on, any Note; (iii) change the place of payment where, or currency in which, any Note or any premium or interest thereof is payable;
(iv) impair the right of a Holder to institute suit for the enforcement of any payment on or with respect to any Note; (v) change the currency in which the Notes are payable; (vi) adversely affect the right to convert the Notes; (vii) adversely affect the right to cause the Company to repurchase the Notes; (viii) modify the subordination provisions in a manner adverse to the Holders of the Notes; or (ix) reduce the above stated percentage of aggregate principal amount of Outstanding Notes necessary for waiver or compliance with certain provisions of the Indenture or for waiver of certain defaults.

     The Holders of a majority in aggregate principal amount of Outstanding Notes may waive compliance by the Company with certain restrictive provisions of the Indenture. The Holders of a majority in aggregate principal amount of Outstanding Notes may waive any past default or right under the Indenture, except (i) a default in payment of principal, premium or interest, (ii) the right of a Holder to redeem or convert the Note, or (iii) with respect to any covenant or provision of the Indenture that requires the consent of the Holder of each Outstanding Note affected.

SATISFACTION AND DISCHARGE

     The Company may discharge its obligations under the Indenture, other than its obligation to pay the principal of and interest on the Notes and certain other obligations (including its obligation to deliver shares of Common Stock upon conversion of the Notes), while Notes remain Outstanding if (a) all Outstanding Notes have become due and payable or will become due and payable at their scheduled maturity within one year, or (b) all Outstanding Notes are scheduled for redemption within one year or are delivered to the Trustee for conversion in accordance with the Indenture, and in either case the Company has irrevocably deposited with the Trustee an amount sufficient to pay and discharge all Outstanding Notes on the date of their scheduled maturity or the scheduled date of redemption.

GOVERNING LAW

     The Indenture and, except as may otherwise be required by mandatory provisions of law, Notes will be governed by and construed in accordance with the laws of the State of New York, without giving effect to such state's conflicts of laws principles.

THE TRUSTEE

     The Indenture contains certain limitations on the right of the Trustee, in the event it becomes a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest (as defined), it must eliminate such conflict or resign.

     In case an Event of Default shall occur (and shall not be cured), the Trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the Holders of Notes, unless they shall have offered to the Trustee reasonable security or indemnity.

BOOK-ENTRY

     The Notes will be issued in the form of a global note or notes (together, the "Global Note") deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of Cede & Co. as DTC's nominee. Owners of beneficial interests in the Notes represented by the Global Note will hold such interests pursuant to the procedures and practices of DTC and must exercise any rights in respect of their interests (including any right to convert or require repurchase of their interests) in accordance with those procedures and practices. Such beneficial owners will not be Holders, and will not be entitled to any rights under the Global Note or the Indenture, with respect to the Global Note and the Company and the Trustee, and any of their respective agents, may treat DTC as the sole Holder and owner of the Global Note.

     DTC has advised the Company as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movements of securities certificates. Direct participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the

American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

     Unless and until they are exchanged in whole or in part for certified Notes in definitive form as set forth below, the Global Note may not be transferred except as a whole by DTC to a nominee of DTC, or by a nominee of DTC to DTC or another nominee of DTC.

     The Notes represented by the Global Note will not be exchangeable for certificated Notes, provided that if (i) DTC is at any time unwilling, unable or ineligible to continue as depositary or (ii) there shall have occurred and be continuing an Event of Default with respect to the Notes represented by the Global Note, the Company will issue individual Notes in definitive form in exchange for the Global Note. In addition, the Company may at any time and in its sole discretion determine not to have a Global Note, and, in such event, will issue individual Notes in definitive form in exchange for the Global Note previously representing all such Notes. In such instances, an owner of a beneficial interest in a Global Note will be entitled to physical delivery of Notes in definitive form equal in principal amount to such beneficial interest and to have such Notes registered in its name. Individual Notes so issued in definitive form will be issued in denominations of $1,000 and any larger amount that is an integral multiple of $1,000 and will be issued in registered form only, without coupons.

     Payments of principal of and interest on the Notes will be made by the Company through the Trustee to DTC or its nominee, as the case may be, as the registered owner of the Global Note. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. The Company expects that DTC, upon receipt of any payment of principal or interest in respect of the Global Note, will credit the accounts of the related participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in the Global Note as shown on the records of DTC. The Company also expects that payments by participants to owners of beneficial interests in the Global Note will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

     So long as the Notes are represented by a Global Note, DTC or its nominee will be the only entity that can exercise a right to repayment pursuant to the Holder's option to elect repayment of its Notes or the right of conversion of the Notes. Notice by participants or by owners of beneficial interests in a Global Note held through such participants of the exercise of the option to elect repayment, or the right of conversion, of beneficial interests in Notes represented by the Global Note must be transmitted to DTC in accordance with its procedures on a form required by DTC and provided to participants. In order to ensure that DTC's nominee will timely exercise a right to repayment, or the right of conversion, with respect to a particular Note, the beneficial owner of such Notes must instruct the broker or other participant through which it holds an interest in such Notes to notify DTC of its desire to exercise a right to repayment, or the right of conversion. Different firms have different cut-off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other participant through which it holds an interest in a Note in order to ascertain the cut-off time by which such an instruction must be given in order for timely notice to be delivered to DTC. The Company will not be liable for any delay in delivery of such notice to DTC.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED SHARES

     The Company's authorized capital stock consists of 50,000,000 undesignated shares, no par value per share in the case of Common Stock, and a par value as determined by the Board of Directors in the case of Preferred Stock.

COMMON STOCK

     At December 1, 1997, there were 17,567,512 shares of Common Stock issued and outstanding and 2,220,816 shares reserved for issuance upon exercise of outstanding options. The rights of holders of the shares of Common Stock may become subject in the future to prior and superior rights and preferences in the event the Board of Directors establishes one or more additional classes of Common Stock, or one or more series of Preferred Stock. The Board of Directors has no present plan to establish any such additional class or series. See "Risk Factors -- Effect of Certain Anti-Takeover Provisions." Holders of the Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of assets legally available therefore, and to share ratably in the assets of the Company available upon liquidation.

     Each share of Common Stock is entitled to one vote for all purposes. Accordingly, the holders of more than fifty percent of all of the outstanding shares of Common Stock can elect all of the directors. Significant corporate transactions such as mergers, sales of assets and dissolution or liquidation require approval by the affirmative vote of the majority of the outstanding shares of Common Stock. Other matters to be voted upon by the holders of Common Stock normally require the affirmative vote of a majority of the shares present or represented by proxy at the particular shareholders' meeting.

PREFERRED STOCK

     None of the shares of Preferred Stock are presently outstanding. The Board of Directors has the authority, without any further vote or action by the shareholders, to issue shares of Preferred Stock in one or more series and to fix the number of shares, designations of such series, dividend rates, relative rights (including voting rights), preferences and limitations of such series to the full extent now or hereafter permitted by Minnesota law.

     The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. It is not possible to state the actual effect of the authorization and issuance of series of shares of Preferred Stock upon the rights of holders of shares of Common Stock unless and until the Board of Directors determines the attributes of the series and the specific rights of its holders. Such effects might include, however, (i) restrictions on dividends on shares of Common Stock if dividends on shares of Preferred Stock have not been paid; (ii) dilution of the voting power of shares of Common Stock to the extent that the shares of Preferred Stock have voting rights, or to the extent that any series of shares of Preferred Stock is convertible into shares of Common Stock;
(iii) dilution of the equity interest of holders of shares of Common Stock unless the shares of Preferred Stock are subsequently redeemed by the Company; and (iv) limitation on the right of holders of shares of Common Stock to share in the Company's assets upon liquidation until satisfaction of any liquidation preference granted to holders of shares of Preferred Stock. Issuance of a new series of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company has no present intention to issue any shares of Preferred Stock.

TRANSFER AGENT AND REGISTRAR

     Norwest Bank Minnesota, N.A., is the transfer agent and registrar for the Common Stock.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general summary of certain United States federal income tax considerations relating to an investment in the Notes and the Common Stock issuable upon conversion thereof as of the date hereof. This discussion is based on existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, judicial decisions now in effect and administrative rulings, all of which are subject to change or alternative construction, possibly with retroactive effect. This summary does not discuss other federal taxes (such as federal estate and gift taxes) that may be important to Holders of the Notes or any state, local or foreign tax considerations, nor does it purport to address all federal income tax consequences applicable to all categories of investors, some of which may be subject to special rules in light of their personal circumstances, such as life insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, investors whose functional currency is not the U.S. dollar, or investors that hold the Notes as part of a hedge, straddle or conversion transaction. In addition, this summary deals only with Notes and Common Stock into which the Notes are convertible which are held as "capital assets" within the meaning of Section 1221 of the Code and that are purchased by investors upon initial issuance at the initial offering price. The Company will not seek a ruling from the Internal Revenue Service (the "IRS") with regard to the United States federal income tax treatment relating to an investment in the Notes (or the Common Stock into which the Notes are convertible) and, therefore, there can be no assurance that the IRS will agree with the conclusions set forth below.

     For purposes of this summary, the term "U.S. Holder" means a beneficial owner of a Note or Common Stock that is (i) a citizen or resident of the United States, (ii) except to the extent otherwise provided in Treasury regulations with a partnership, a corporation or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, and (iv) a trust if (a) a U.S. court is able to exercise primary supervision over the trust's administration and (b) one or more U.S. fiduciaries have the authority to control all of the trust's substantial decisions. The term "Non-U.S. Holder" shall mean the beneficial owner of a Note or Common Stock other than a U.S. Holder.

PERSONS CONSIDERING THE PURCHASE OF THE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE APPLICATION OF UNITED STATES FEDERAL TAX LAWS, AS WELL AS THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION, TO THEIR PARTICIPATION IN THE OFFERING, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING CONVERSION OF THE NOTES, AND THE EFFECT THAT THEIR PARTICULAR SITUATIONS MAY HAVE ON SUCH TAX CONSIDERATIONS. THIS SUMMARY DOES NOT PURPORT TO ADDRESS ALL ASPECTS OF FEDERAL, STATE, LOCAL OR FOREIGN TAXATION THAT MAY BE RELEVANT TO AN INVESTOR'S DECISION TO PURCHASE THE NOTES.

TAXATION OF U.S. HOLDERS

     Conversion of a Note into Common Stock. In general, a U.S. Holder will not recognize gain or loss on conversion of a Note solely into Common Stock of the Company pursuant to the terms of the conversion right of the Notes, except with respect to cash received in lieu of a fractional share. The holding period of the Common Stock received by the U.S. Holder upon conversion of a Note generally will include the period during which the Note was held prior to the conversion. The U.S. Holder's aggregate tax basis in the Common Stock received upon conversion of a Note generally will equal the U.S. Holder's aggregate tax basis in the Note exchanged (reduced by the portion allocable to cash received in lieu of a fractional share). A U.S. Holder generally will recognize capital gain or loss in connection with any cash received in lieu of a fractional share in an amount equal to the difference between the amount of cash received and the U.S. Holder's tax basis in the fractional share. U.S. Holders should consult their own tax advisors regarding the tax consequences of converting the Notes into Common Stock, in particular in the case of the conversion of a Note into Common Stock after a record date for the payment of interest but prior to the next succeeding interest payment date.

     Adjustments to Conversion Price. The Indenture provides that the conversion price will be adjusted upon the occurrence of certain circumstances. Section 305 of the Code treats as a distribution taxable as a dividend (to the extent of the Company's current or accumulated earnings and profits) certain actual or constructive distributions of stock with respect to stock and convertible securities. Applicable Treasury regulations treat holders of convertible debentures as having received such a constructive distribution where the conversion price is adjusted to reflect certain distributions with respect to the stock into which such debentures are convertible. Thus, under certain circumstances, an adjustment in the conversion price of the Common Stock may be taxable to the U.S. Holders as a dividend distribution. In such a case, U.S. Holders may recognize income as a result of an event pursuant to which they receive no cash or property that could be used to pay the related income tax. Generally, a holder's tax basis in a Note will be increased by the amount of any such constructive dividend. Holders of the Notes are advised to consult their tax advisors with respect the potential of taxable constructive dividend distributions upon such conversion price modifications.

     Payments of Interest. The payment of stated interest on the Notes will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the holder's usual method of accounting for federal income tax purposes.

     Disposition of Notes or Common Stock. A U.S. Holder of a Note (or the Common Stock into which it was converted) generally will recognize capital gain or loss upon the sale, exchange, retirement or other disposition of the Note (or the Common Stock) measured by the difference between (i) the amount realized (except to the extent the amount is attributable to accrued interest income, which will generally be taxable as ordinary income) and (ii) the U.S. Holder's tax basis in the Note (or the Common Stock). The gain or loss on such disposition will be taken into account in determining the amount of the U.S. Holder's net capital gain which is taxed at a rate of 20% if the Note (or the Common Stock) has been held for more than 18 months at the time of such disposition or mid-term gain or loss (net mid-term gain being taxed at a rate of 28%) if the Note (or Common Stock) has been held for more than one year but not more than 18 months at the time of such disposition.

     Market Discount. The resale of Notes may be affected by the "market discount" provisions of the Code. For this purpose, the market discount on a Note will generally be equal to the amount, if any, by which the stated redemption price at maturity of the Note immediately after its acquisition exceeds the holder's tax basis in the Note. Subject to a de minimis exception, these provisions generally require a holder of a Note acquired at a market discount to treat as ordinary income any gain recognized on the disposition of such Note to the extent of the "accrued market discount" on such Note at the time of disposition. In general, market discount on a Note will be treated as accruing on a straight-line basis over the term of such Note, or, at the election of the holder, under a constant yield method. A holder of a Note acquired at a market discount may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the Note until the Note is disposed of in a taxable transaction, unless the holder elects to include accrued market discount in income currently.

     Distributions with Respect to Common Stock. In general, distributions made by the Company with respect to Common Stock will constitute dividends for federal income tax purposes and will be taxable to a holder as ordinary income to the extent of the Company's undistributed current or accumulated earnings and profits (as determined for federal income tax purposes). Distributions in excess of the Company's current or accumulated earnings and profits will be treated first as a nontaxable return of capital, which reduces the U.S. Holder's tax basis in the Common Stock, thus increasing the amount of any gain (or reducing the amount of any loss) which might be realized by such holder upon the future sale, exchange or redemption of such Common Stock. Any such distributions in excess of the U.S. Holder's tax basis in the Common Stock will be treated as capital gain to the U.S. Holder (provided the Common Stock is held as a capital asset), and will be either more-than-18-month, mid-term or short-term capital gain depending upon the holder's federal income tax holding period for the Common Stock.

     Subject to certain limitations, to the extent that distributions made by the Company are treated as dividends, a U.S. Holder of Common Stock that is taxed as a domestic corporation and that meets the applicable holding period and taxable income requirements of the Code may be entitled to a deduction under

Section 243 of the Code equal in amount to 70% of the dividends paid out of such earnings and profits (the "Dividends Received Deduction"). With respect to Common Stock considered to be "portfolio stock" as defined in Section 246A of the Code, the Dividends Received Deduction will be reduced to the extent that the Common Stock constitutes "debt financed portfolio stock." In addition, under certain circumstances, the receipt of a dividend on the Common Stock determined to be an "extraordinary dividend" may cause the holder's tax basis in the Common Stock to be reduced by the untaxed portion of the dividend and could result in gain recognition pursuant to Section 1059 of the Code.

TAXATION OF NON-U.S. HOLDERS

     Payments of Interest. The payment of stated interest on a Note by the Company or any paying agent to a Non-U.S. Holder will qualify for the "portfolio interest exemption" and, therefore, will not be subject to United States federal income tax or withholding tax, provided that such interest income is not taxable as effectively connected with a United States trade or business of the Non-U.S. Holder and provided that the Non-U.S. Holder (i) does not actually or constructively own 10% or more of the combined voting power of all classes of stock of the Company entitled to vote, (ii) is not a controlled foreign corporation related to the Company actually or constructively through stock ownership, (iii) is not a bank receiving interest on a loan entered into in the ordinary course of business, and (iv) either (a) provides a Form W-8 (or suitable substitute form) signed under penalties of perjury that includes its name and address and certifies as to its non-United States status in compliance with applicable law and regulations, or (b) deposits the Note with a securities clearing organization, bank or financial institution that holds customers' securities in the ordinary course of its trade or business and which holds the Note and provides a statement to the Company or its agent under penalties of perjury in which it certifies that such a Form W-8 (or a suitable substitute) has been received by it from the Non-U.S. Holder or qualifying intermediary and furnishes the Company or its agent with a copy thereof. For purposes of determining whether a Non-U.S. Holder constructively owns more than 10% of the Company's combined voting power, the Non-U.S. Holder will be treated as owning the number of shares of Common Stock that he would acquire if he converted all of his Notes.

     Recently finalized Treasury regulations (the "Regulations") provide alternative methods for satisfying the certification requirement described in clause (iv) above. These Regulations also generally will require, in the case of Notes held by a foreign partnership, that (a) the certification described in clause (iv) above be provided by the partners rather than by the foreign partnership, and (b) the partnership provide certain information, including a United States taxpayer identification number. A look-through rule will apply in the case of tiered partnerships. These Regulations generally will be effective January 1, 1999. Non-U.S. Holders of the Notes are advised to consult their tax advisors with respect to their qualification for the portfolio interest exemption and the steps necessary to comply with such exemption.

     Except to the extent otherwise provided under an applicable tax treaty, a Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder with respect to interest on a Note if such interest income is effectively connected with a United States trade or business of the Non-U.S. Holder. Effectively connected interest received by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate (or, if applicable, a lower treaty rate). A Non-U.S. Holder may be required to satisfy certain certification requirements in order to claim a reduction of or exemption from withholding under the foregoing rules. Non-U.S. Holders should consult their respective tax advisers regarding any applicable income tax treaties, which may provide different rules.

     Interest income of a Non-U.S. Holder that is not effectively connected with a United States trade or business and that does not qualify for the portfolio interest exemption described above generally will be subject to a withholding tax at a 30% rate (or, if applicable, a lower treaty rate).

     Conversion of a Note into Common Stock In general, no United States federal income tax or withholding tax will be imposed upon the conversion of a Note into Common Stock by a Non-U.S. Holder except, with respect to the receipt of cash in lieu of fractional shares by Non-U.S. Holders upon conversion of a Note, where any one of the four exceptions described below under "-- Disposition of Notes or Common Stock" is applicable. In addition, under certain circumstances, the extent to which the fair market value of the Common

Stock received upon conversion is attributable to accrued interest will be treated as ordinary interest income taxable as described above under "-- Payments of Interest."

     Disposition of Notes or Common Stock. A Non-U.S. Holder of the Note (or the Common Stock into which it was converted) generally will not be subject to United States federal income tax or withholding tax on any gain realized on the sale, exchange, retirement or other disposition of the Note (including the receipt of cash in lieu of fractional shares upon conversion of the Note to Common Stock), unless (i) the gain is effectively connected with a United States trade or business of the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual, such holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition, and either such holder has a "tax home" in the United States or the disposition is attributable to an office or other fixed place of business maintained by such holder in the United States, (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of the Code applicable to certain United States expatriates, or (iv) the Company is a United States real property holding corporation. The Company does not believe that it is, or is likely to become, a United States real property holding corporation.

     Distributions with Respect to Common Stock. To the extent distributions made by the Company are treated as dividends (as described above under "Taxation of U.S. Holders -- Distributions with Respect to Common Stock"), a Non-U.S. Holder will be subject to United States federal withholding tax at a 30% rate (or lower rate provided under an applicable income tax treaty) on dividends paid (or deemed paid, as described above under "Taxation of U.S. Holders -- Adjustment to Conversion Price") on Common Stock, unless the dividends are taxable as effectively connected with the conduct of a trade or business in the United States and the Non-U.S. Holder delivers IRS Form 4224 to the payer. Except to the extent otherwise provided under an applicable tax treaty, a Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder on dividends paid (or deemed paid) that are effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder. If such Non-U.S. Holder is a foreign corporation, it may also be subject to a United States branch profits tax on such effectively connected income at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     Under current Treasury Regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country (unless the payer has knowledge to the contrary) for purposes of the withholding rules discussed below and, under the current interpretation of Treasury Regulations, for purposes of determining the applicability of a tax treaty rate. Under the Regulations effective January 1, 1999, however, a Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification requirements. In addition, under these Regulations, in the case of Common Stock held by a foreign partnership, the certification requirement generally would be applied to the partners of the partnership and the partnership would be required to provide certain information, including a United States taxpayer identification number. These Regulations also will provide look-through rules for tiered partnerships.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     U.S. Holders. Under current United States federal income tax law, U.S. Holders of Notes or Common Stock will be subject to information reporting and, under certain circumstances, may be subject to "backup withholding" at the rate of 31% in respect to payments of principal, interest and dividends made to, and the proceeds of disposition of Notes or Common Stock by, certain noncorporate U.S. Holders. Generally, the backup withholding rules will apply only if the U.S. Holder (i) fails to furnish its taxpayer identification number ("TIN") to the payer, (ii) furnishes such payer with an incorrect TIN, (iii) is notified by the IRS that it has failed to report properly interest, dividends or other "reportable payments" as defined by the Code, or (iv) under certain circumstances, fails to provide such payor or the U.S. Holder's securities broker with a certified statement, signed under penalty of perjury, that the TIN provided is its correct number and that the U.S. Holder is not subject to backup withholding. Backup withholding will not apply with respect to payments made to certain U.S. Holders of the Notes, including payments to certain exempt recipients (such as corporations and exempt organizations). The amount of backup withholding from a payment to a holder will be allowed as a credit against the holder's federal income tax liability and may entitle such holder to a refund provided the required information is furnished to the IRS.

     Non-U.S. Holders. The Company must report annually to the IRS and to each Non-U.S. Holder any interest or dividend that is subject to withholding, or that is exempt from U.S. withholding tax (pursuant to a tax treaty or the exceptions described above).

     Backup withholding at a rate of 31% and information reporting generally may apply to payments of principal and interest if the payee fails to certify under penalties of perjury that it is not a U.S. person, provided the payor does not have actual knowledge that the holder is a United States person. Dividends paid to Non-U.S. Holders that are subject to the 30% withholding tax described above or that are subject to treaty reduction generally will be exempt from United States backup withholding tax.

     Payment of the proceeds of the sale or other disposition of Notes or Common Stock to or through a United States office of a broker, U.S. or foreign, will be subject to information reporting and possible backup withholding at a rate of 31% unless the owner certifies its non-United States status under penalties of perjury or otherwise establishes an exemption (provided the broker does not have actual knowledge that the holder is a U.S. Person or that the conditions of any other exemption are not, in fact, satisfied). Payment of the proceeds on the sale of Notes or Common Stock to or through a foreign office of a foreign broker that is not a "U.S. related person" generally will not be subject to information reporting or backup withholding tax. For this purpose, a "U.S. related person" is (i) a "controlled foreign corporation" for United States federal income tax purposes or (ii) a foreign person 50% or more of whose gross income from all sources for a specified period is derived from activities that are effectively connected with the conduct of a United States trade or business. In the case of the payment of proceeds from the disposition of Notes to or through a foreign office of a broker that is either a United States person or a related person, information reporting is required on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no actual knowledge to the contrary.

     Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder's United States federal income tax, provided that the required information is furnished to the IRS.

     The backup withholding and information reporting rules would also be changed by the Regulations. These regulations will provide that proceeds from the disposition of Common Stock after December 31, 1998 will be exempt from backup withholding and information reporting only if the Non-U.S. Holder complies with certain certification requirements or otherwise establishes an exemption.

     Holders of Notes should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

THE FOREGOING SUMMARY OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, PROSPECTIVE HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES AND THE COMMON STOCK INTO WHICH THE NOTES ARE CONVERTIBLE (INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS).

                                  UNDERWRITING

     The Underwriters named below have severally agreed, subject to the terms and conditions of the underwriting agreement (the "Underwriting Agreement"), to purchase from the Company the respective principal amounts of Notes set forth opposite their names below, at the initial public offering price, less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the Notes are subject to certain conditions precedent, and that the Underwriters are committed to purchase all of the Notes if they purchase any.

                                                                   PRINCIPAL
UNDERWRITERS                                                    AMOUNT OF NOTES
------------                                                    ---------------
NationsBanc Montgomery Securities, Inc. ....................     $
PaineWebber Incorporated....................................
Wessels, Arnold & Henderson, L.L.C. ........................
                                                                 ------------
  Total.....................................................     $100,000,000
                                                                 ============

     The Underwriters have advised the Company that they propose initially to offer the Notes to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow selected dealers a concession of not more
than      % of the principal amount of Notes, and the Underwriters may allow,
and such dealers may reallow, a discount of not more than      % of the
principal amount of the Notes to other dealers. The public offering price and the concession and discount to dealers may be changed by the Underwriters after the initial public offering of the Notes. The Notes are offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

     The Company has granted the Underwriters an option for 30 days to purchase up to an additional $15,000,000 principal amount of Notes solely to cover over-allotments, if any, at the same price per Note as the initial $100,000,000 principal amount of Notes to be purchased by the Underwriters. To the extent the Underwriters exercise this option, each of the Underwriters will be committed to purchase such additional Notes in approximately the same proportion as set forth in the above table.

     The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or will contribute to payments the Underwriters may be required to make in respect thereof.

     The Notes are a new issue of securities for which there is currently no public market. The Underwriters have advised the Company that they presently intend to make a market in the Notes as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Notes and any such market making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for the Notes. The Company intends to apply for listing of the Notes on the Nasdaq SmallCap Market.

     The Underwriters have engaged in transactions with and performed various investment banking and other services for the Company in the past, and may do so from time to time in the future.

     All of the Company's executive officers and directors have agreed that, for a period of 90 days after the date of this Prospectus, they will not, without the prior written consent of NationsBanc Montgomery Securities, Inc., directly or indirectly sell, offer, contract or grant any option to sell, pledge, transfer, or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock, or securities exchangeable or exercisable for or convertible into shares of Common Stock. In addition, the Company has agreed that, for a period of 90 days after the date of this Prospectus, it will not, without the prior written consent of NationsBanc Montgomery Securities, Inc., directly or indirectly issue, sell, offer, contract or grant any option to sell, pledge, transfer, or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable or exercisable for or convertible into shares of Common Stock other than (i) the shares of Common Stock issuable upon conversion of the Notes offered by the Company hereby or (ii) shares of Common Stock issued pursuant to the exercise of stock options outstanding as of the date of this Prospectus or
(iii) additional options under the 1995 Employee Stock Option and Compensation Plan and the 1997 Director Stock Option Plan consistent with past practices.

     Certain persons participating in this offering may over-allot or effect transactions which stabilize, maintain or otherwise prevail in the open market. Such transactions may include stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting any purchase for the purpose of pegging, fixing or maintaining the price of the Notes and the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment options described above. A penalty bid means an arrangement that permits the Underwriters to reclaim a selling concession from a syndicate member in connection with the offering when securities sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on the Nasdaq National Market, on the Nasdaq SmallCap Market, in the over-the-counter market, or otherwise.

     In general, the purchase of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchase. Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes or the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

     The validity of the Notes and certain legal matters in connection with this offering will be passed upon for the Company by Maslon Edelman Borman & Brand, a Limited Liability Partnership, Minneapolis, Minnesota and the Underwriters by Fried, Frank, Harris, Shriver & Jacobson, a partnership including professional corporations, Los Angeles, California. The validity of the shares of Common Stock issuable upon conversion of the Notes will be passed upon for the Company by Maslon Edelman Borman & Brand, a Limited Liability Partnership, Minneapolis, Minnesota.

                                    EXPERTS

     The consolidated financial statements as of December 31, 1995 and December 29, 1996 and for the years then ended included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

     The consolidated financial statements as of January 1, 1995 and for the period from February 3, 1994 (inception) through January 1, 1995 included in this Prospectus have been audited by Lund Koehler Cox & Company, PLLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

     On November 10, 1995, the Company, with the approval of its Board of Directors and Audit Committee, engaged Arthur Andersen LLP as the independent public accountants for Rainforest Cafe. Prior to the engagement of Arthur Andersen LLP, Lund Koehler Cox & Company, PLLP had served as the independent public accountants for the Company. The report prepared by Lund Koehler Cox & Company, PLLP as of January 1, 1995 and for the period February 3, 1994 (Inception) through January 1, 1995 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty of audit scope or accounting principles. In connection with the audit as of January 1, 1995, and through November 10, 1995, there were no disagreements with Lund Koehler Cox & Company, PLLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Lund Koehler Cox & Company, PLLP, would have caused Lund Koehler Cox & Company, PLLP to make reference to the subject matter of the disagreements in its reports.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information incorporated by reference into this Prospectus, can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following regional offices: 14th Floor, Seven World Trade Center, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates or from the Commission's Internal web site at http://www.sec.gov. The Company's Common Stock is traded on the Nasdaq National Market. The foregoing material also should be available for inspection at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has also filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, copies of which may be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission (File No. 27366) pursuant to the Exchange Act are incorporated herein by reference:

          1. The Company's Annual Report on Form 10-K for the year ended December 29, 1996;

          2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 30, June 29 and September 28, 1997;

          3. The Company's Proxy Statement relating to the Special Meeting of Shareholders held September 29, 1997;

          4. The Registration Statement on Form 8-A with respect to the Company's Common Stock dated December 7, 1995; and

          5. All other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the request of any such person, a copy of any or all of the documents which have been incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be directed to Rainforest Cafe, Inc., 720 South Fifth Street, Hopkins, Minnesota 55343, Attention: Mark S. Robinow, telephone (612) 945-5400.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Reports of Independent Public Accountants...................   F-2
Consolidated Balance Sheets at December 31, 1995, December
  29, 1996 and September 28, 1997 (unaudited)...............   F-4
Consolidated Statements of Operations for the period from
  February 3, 1994 (Inception) through January 1, 1995, the
  fiscal years ended December 31, 1995 and December 29,
  1996, and the nine months ended September 29, 1996
  (unaudited) and September 28, 1997 (unaudited)............   F-5
Consolidated Statements of Shareholders' Equity for the
  period from February 3, 1994 (Inception) through January
  1, 1995, the fiscal years ended December 31, 1995 and
  December 29, 1996, and the nine months ended September 28,
  1997 (unaudited)..........................................   F-6
Consolidated Statements of Cash Flows for the period from
  February 3, 1994 (Inception) through January 1, 1995, the
  fiscal years ended December 31, 1995 and December 29,
  1996, and the nine months ended September 29, 1996
  (unaudited) and September 28, 1997 (unaudited)............   F-7
Notes to Consolidated Financial Statements..................   F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Rainforest Cafe, Inc.:

     We have audited the accompanying consolidated balance sheets of Rainforest Cafe, Inc. (a Minnesota corporation) as of December 31, 1995 and December 29, 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rainforest Cafe, Inc. as of December 31, 1995 and December 29, 1996, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Minneapolis, Minnesota,
February 14, 1997

                       REPORT OF INDEPENDENT ACCOUNTANTS

To Rainforest Cafe, Inc.:

     We have audited the accompanying balance sheet of Rainforest Cafe, Inc. (a Minnesota corporation) as of January 1, 1995, and the related statements of operations, shareholders' equity and cash flows for the period from February 3, 1994 (inception) through January 1, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conduced our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rainforest Cafe, Inc. as of January 1, 1995, and the results of its operations and its cash flows for the period from February 3, 1994 (inception) through January 1, 1995, in conformity with generally accepted accounting principles.

                                          LUND KOEHLER COX & COMPANY, PLLP

Minneapolis, Minnesota,
February 17, 1995

                             RAINFOREST CAFE, INC.

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                          DECEMBER 31,   DECEMBER 29,   SEPTEMBER 28,
                                                              1995           1996           1997
                                                          ------------   ------------   -------------
                                                                                         (UNAUDITED)
                         ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.............................    $16,323        $ 83,894       $ 56,822
  Short-term investments................................         --          35,934         26,473
  Accounts receivable and other.........................      1,448           5,072          9,194
  Inventories...........................................      1,076           2,865          5,793
  Preopening expenses...................................        514           2,302          2,071
                                                            -------        --------       --------
       Total current assets.............................     19,361         130,067        100,353
LONG-TERM INVESTMENTS...................................         --          42,274         45,554
PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET.....     11,848          48,351         91,192
DEFERRED INCOME TAXES...................................         --           2,009          2,009
OTHER ASSETS............................................         --              --          1,164
                                                            -------        --------       --------
                                                            $31,209        $222,701       $240,272
                                                            =======        ========       ========
          LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable......................................    $ 3,213        $  6,237       $ 11,225
  Accrued liabilities --
     Payroll and payroll taxes..........................        289             466          2,909
     Other..............................................        369             843          2,821
  Income taxes payable..................................         --           4,201            486
                                                            -------        --------       --------
       Total current liabilities........................      3,871          11,747         17,441
DEFERRED RENT...........................................        983           7,000          6,439
                                                            -------        --------       --------
       Total liabilities................................      4,854          18,747         23,880
                                                            -------        --------       --------
COMMITMENTS AND CONTINGENCIES (Note 6)
SHAREHOLDERS' EQUITY:
  Common stock, no par value, 50,000,000 shares
     authorized; 9,484,347, 17,186,506 and 17,421,392
     shares issued and outstanding......................     27,867         199,542        203,666
  Retained earnings (deficit)...........................     (1,512)          4,412         12,726
                                                            -------        --------       --------
       Total shareholders equity........................     26,355         203,954        216,392
                                                            -------        --------       --------
                                                            $31,209        $222,701       $240,272
                                                            =======        ========       ========

   The accompanying notes are an integral part of these consolidated balance sheets.

                             RAINFOREST CAFE, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                       FEBRUARY 3, 1994                                                 NINE MONTHS ENDED
                                          (INCEPTION)                             YEAR ENDED      -----------------------------
                                            THROUGH           YEAR ENDED         DECEMBER 29,     SEPTEMBER 29,   SEPTEMBER 28,
                                        JANUARY 1, 1995    DECEMBER 31, 1995         1996             1996            1997
                                       ----------------    -----------------     ------------     -------------   -------------
                                                                                                   (UNAUDITED)     (UNAUDITED)
REVENUES:
  Restaurant sales...................        $ 1,337             $ 9,979            $37,088           $21,638         $56,183
  Retail sales.......................            729               3,472             10,868             6,144          16,908
  Licensing fees and royalties.......             --                  --                750               750             377
                                          ----------           ---------          ---------        ----------      ----------
    Total revenues...................          2,066              13,451             48,706            28,532          73,468
                                          ----------           ---------          ---------        ----------      ----------
COSTS AND EXPENSES:
  Food and beverage costs............            450               2,778              9,254             5,489          13,197
  Cost of retail goods sold..........            393               1,548              4,867             2,840           7,820
  Restaurant operating expenses......            769               5,366             18,288            10,600          27,535
  Retail operating expenses..........            404               1,003              3,558             1,959           5,348
  Depreciation and amortization......             70                 475              2,331             1,196           3,710
  Amortization of preopening
    expenses.........................             --                 115              1,519               896           2,311
                                          ----------           ---------          ---------        ----------      ----------
    Total costs and expenses.........          2,086              11,285             39,817            22,980          59,921
                                          ----------           ---------          ---------        ----------      ----------
INCOME (LOSS) FROM UNIT OPERATIONS
  AND LICENSING......................            (20)              2,166              8,889             5,552          13,547
                                          ----------           ---------          ---------        ----------      ----------
OTHER (INCOME) EXPENSE:
  General, administrative and
    development expenses.............          1,354               1,265              4,688             3,235           5,399
  Interest income....................             --                (482)            (5,220)           (3,012)         (6,782)
  Write-off of development costs.....             --                  --                 --                --           1,935
  Other..............................            254                 214                181               181              10
                                          ----------           ---------          ---------        ----------      ----------
    Total other (income) expense.....          1,608                 997               (351)              404             562
                                          ----------           ---------          ---------        ----------      ----------
INCOME (LOSS) BEFORE INCOME TAXES AND
  EXTRAORDINARY ITEM.................         (1,628)              1,169              9,240             5,148          12,985
PROVISION FOR INCOME TAXES...........             --                  --              3,316             1,843           4,671
                                          ----------           ---------          ---------        ----------      ----------
INCOME (LOSS) BEFORE EXTRAORDINARY
  ITEM...............................         (1,628)              1,169              5,924             3,305           8,314
EXTRAORDINARY ITEM -- EXTINGUISHMENT
  OF DEBT............................             --               1,053                 --                --              --
                                          ==========           =========          =========        ==========      ==========
  Net income (loss)..................        $(1,628)             $  116            $ 5,924            $3,305         $ 8,314
                                          ==========           =========          =========        ==========      ==========
NET INCOME (LOSS) PER COMMON SHARE:
  Earnings (loss) before
    extraordinary item...............         $(0.46)              $0.16              $0.41             $0.23           $0.47
  Extraordinary item.................             --               (0.14)                --                --              --
                                          ----------           ---------          ---------        ----------      ----------
    Net income (loss) per common
      share..........................         $(0.46)              $0.02              $0.41             $0.23           $0.47
                                          ==========           =========          =========        ==========      ==========
WEIGHTED AVERAGE SHARES
  OUTSTANDING........................      3,543,134           7,312,379         14,391,307        14,391,307      17,811,851
                                          ==========           =========          =========        ==========      ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                             RAINFOREST CAFE, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                             COMMON STOCK         RETAINED
                                                        ----------------------    EARNINGS
                                                          SHARES       AMOUNT     (DEFICIT)     TOTAL
                                                        ----------    --------    ---------    --------
BALANCE, February 3, 1994 (inception)...............            --    $     --     $    --     $     --
  Issuance of common stock..........................     2,969,400       1,969          --        1,969
  Issuance of common stock in connection with
     issuance of debt...............................       871,500       1,453          --        1,453
  Net loss..........................................            --          --      (1,628)      (1,628)
                                                        ----------    --------     -------     --------
BALANCE, January 1, 1995............................     3,840,900       3,422      (1,628)       1,794
  Conversion of debt to common stock at $4.00 per
     share..........................................       458,438       1,222          --        1,222
  Initial public offering, net......................     2,587,500       9,025          --        9,025
  Common stock issued upon exercise of warrants.....     2,585,010      14,198          --       14,198
  Stock options exercised...........................        12,500          --          --           --
  Net income........................................            --          --         116          116
                                                        ----------    --------     -------     --------
BALANCE, December 31, 1995..........................     9,484,347      27,867      (1,512)      26,355
  Common stock issued upon exercise of warrants.....       225,000       1,061          --        1,061
  Sale of common stock..............................     7,365,000     169,510          --      169,510
  Stock options exercised, net of tax effect........       109,507       1,033          --        1,033
  Employee stock purchases..........................         2,701          71          --           71
  Shares retired upon stock split...................           (49)         --          --           --
  Net income........................................            --          --       5,924        5,924
                                                        ----------    --------     -------     --------
BALANCE, December 29, 1996..........................    17,186,506     199,542       4,412      203,954
  Stock options exercised, net of tax effect
     (unaudited)....................................       228,675       2,476          --        2,476
  Employee stock purchases (unaudited)..............        16,211         284          --          284
  Sale of written put options (unaudited)...........            --       1,558          --        1,558
  Common stock repurchased (unaudited)..............       (10,000)       (194)         --         (194)
  Net income (unaudited)............................            --          --       8,314        8,314
                                                        ----------    --------     -------     --------
BALANCE, September 28, 1997 (unaudited).............    17,421,392    $203,666     $12,726     $216,392
                                                        ==========    ========     =======     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                             RAINFOREST CAFE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                               FEBRUARY 3, 1994
                                 (INCEPTION)                                                         NINE MONTHS ENDED
                                   THROUGH           YEAR ENDED          YEAR ENDED       ---------------------------------------
                               JANUARY 1, 1995    DECEMBER 31, 1995   DECEMBER 29, 1996   SEPTEMBER 29, 1996   SEPTEMBER 28, 1997
                               ----------------   -----------------   -----------------   ------------------   ------------------
                                                                                             (UNAUDITED)          (UNAUDITED)
OPERATING ACTIVITIES:
 Net income (loss)............     $(1,628)            $   116            $   5,924            $  3,305             $  8,314
 Adjustments to reconcile net
   loss to cash flows provided
   by (used in) operating
   activities --
     Depreciation and
       amortization...........          72                 693                7,093               2,832                5,973
     Amortization of long-term
       debt discount..........         213                 186                   --                  --                   --
     Write-off of discontinued
       development costs......          --                  --                   --                  --                1,935
     Loss on extinguishment of
       debt...................          --               1,053                   --                  --                   --
     Loss on disposal of
       equipment..............          --                  27                  181                  --                   --
     Deferred income tax
       benefit................          --                  --               (2,021)                 --                   --
     Expenses paid with note
       payable................         280                  --                   --                  --                   --
     Change in assets and
       liabilities:
       Accounts receivable and
         other................        (106)               (942)              (3,090)             (1,591)              (5,649)
       Inventories............        (440)               (636)              (1,789)             (1,056)              (2,928)
       Preopening expenses....          --                (629)              (3,282)             (2,256)              (2,078)
       Accounts payable.......         890               2,323                3,024               1,945                4,988
       Accrued liabilities....         273                 385                5,662               3,568                2,211
                                   -------             -------            ---------            --------             --------
       Net cash provided by
         (used in) operating
         activities...........        (446)              2,576               11,702               6,747               12,766
                                   -------             -------            ---------            --------             --------
INVESTING ACTIVITIES:
 Purchases of short-term
   investments, net...........          --                  --              (35,934)                 --                9,461
 Purchases of long-term
   investments, net...........          --                  --              (42,274)                 --               (3,280)
 Purchases of furniture,
   equipment and leasehold
   improvements, net..........      (2,819)             (9,532)             (39,937)            (32,894)             (49,253)
 Purchases of other assets....          --                  --                   --                  --                 (910)
                                   -------             -------            ---------            --------             --------
       Net cash used in
         investing
         activities...........      (2,819)             (9,532)            (118,145)            (32,894)             (43,982)
                                   -------             -------            ---------            --------             --------
FINANCING ACTIVITIES:
 Proceeds from the issuance of
   debt to shareholders.......       1,262                 100                   --                  --                   --
 Payments on long-term debt to
   shareholders...............          --                (510)                  --                  --                   --
 Proceeds from the sale of
   common stock, net..........       1,969               9,025              169,510             169,820                2,811
 Proceeds from the exercise of
   warrants, net..............          --              14,198                1,061               1,061                   --
 Repurchase of common stock...          --                  --                   --                  --                 (194)
 Proceeds from stock options
   exercised..................          --                  --                  293                  --                   --
 Tenant allowances
   collected..................         500                  --                3,150               2,750                1,527
                                   -------             -------            ---------            --------             --------
       Net cash provided by
         financing
         activities...........       3,731              22,813              174,014             173,631                4,144
                                   -------             -------            ---------            --------             --------
INCREASE IN CASH AND CASH
 EQUIVALENTS..................         466              15,857               67,571             147,484              (27,072)
CASH AND CASH EQUIVALENTS,
 beginning of period..........          --                 466               16,323              16,323               83,894
                                   -------             -------            ---------            --------             --------
CASH AND CASH EQUIVALENTS, end
 of period....................     $   466             $16,323            $  83,894            $163,807             $ 56,822
                                   =======             =======            =========            ========             ========
SUPPLEMENTAL DISCLOSURE OF
 CASH FLOW INFORMATION:
   Cash paid during the period
     for --
     Interest.................     $    --             $    86            $      --            $     --             $     --
     Income taxes.............          --                  --                  195                  45                7,147
   Noncash investing and
     financing activities --
     Conversion of debt to
       common stock...........          --               1,222                   --                  --                   --
     Common stock issued in
       connection with debt...       1,453                  --                   --                  --                   --
     Decoration and birds
       purchased with note
       payable................          90                  --                   --                  --                   --

   The accompanying notes are an integral part of these financial statements.

                             RAINFOREST CAFE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

     NATURE OF BUSINESS -- Rainforest Cafe, Inc. (the Company) was incorporated in the state of Minnesota on February 3, 1994. The Company currently owns and operates eleven Rainforest Cafe restaurant and retail stores and intends to open two additional Units during December 1997. The first unit opened on October 3, 1994 in the Mall of America in Bloomington, Minnesota, a suburb of Minneapolis. Prior to the opening of this unit, the Company was in its development stage.

     FISCAL YEAR -- The Company has adopted a 52-53-week year ending on the Sunday nearest December 31 of each year. All references herein to "1996" and "1995" represent the 52-week fiscal years ended December 29, 1996 and December 31, 1995, respectively.

     INTERIM FINANCIAL STATEMENTS -- The unaudited consolidated financial information for the nine months ended September 29, 1996 and September 28, 1997 has been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, includes all adjustments (consisting only of normal recurring adjustments) necessary to state fairly the financial information set forth therein.

     CASH AND CASH EQUIVALENTS -- The Company includes as cash equivalents all highly liquid investments with original maturities of three months or less when purchased, which are recorded at the lower of cost or market. At December 31, 1995, certain marketable securities, consisting of a money market fund, a government securities fund and corporate debt obligations carried at market value, were recorded as cash equivalents in the accompanying balance sheet.

     INVENTORIES -- Inventories consist primarily of retail goods for resale and food and beverages used in restaurant operations and are recorded at the lower of cost or market value as determined by the retail inventory method on the first-in, first-out (FIFO) basis for retail goods and average cost for food and beverages. Inventories consisted of the following as of (in thousands):

                                            DECEMBER 31,   DECEMBER 29,   SEPTEMBER 28,
                                                1995           1996           1997
                                            ------------   ------------   -------------
                                                                           (UNAUDITED)
Retail goods..............................     $  989         $2,661         $5,584
Food and beverage.........................         87            204            209
                                               ------         ------         ------
                                               $1,076         $2,865         $5,793
                                               ======         ======         ======

     PREOPENING EXPENSES -- It is the Company's policy to capitalize the direct and incremental costs associated with opening a new unit, which consist primarily of hiring and training the initial work force, mock service and other direct costs. These costs are amortized over the 11 months of each unit's operations beginning in the first full month of operation, if the recoverability of such costs can be reasonably assured. Expenses incurred prior to opening the Mall of America location were charged to operations when incurred due to the developmental nature of the first unit.

     INVESTMENTS -- The Company determines the appropriate classification of investment securities at the time of purchase and reevaluates such designation as of each balance sheet date. The Company classifies investments with original maturities of more than three months and less than one year on their acquisition date as short-term investments and investments with original maturities of more than one year as long-term investments. All investment securities held by the Company at December 29, 1996 and September 28, 1997, have been classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity, if significant. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion, along with interest and dividends earned and realized gains and

                             RAINFOREST CAFE, INC.

losses, are included in interest income. The cost of securities sold is based on the specific identification method.

     The Company's investments consisted of the following as of December 29, 1996 (in thousands, there were no significant differences between amortized cost and estimated fair value):

U.S. Treasury and agency securities.........................    $ 57,246
Municipal debt securities...................................      44,715
Mutual funds................................................      42,453
Equity securities...........................................      10,149
Other debt securities.......................................       4,264
U.S. corporate debt securities..............................         935
                                                                --------
                                                                $159,762
Less: Cash equivalents......................................     (81,554)
                                                                --------
                                                                $ 78,208
                                                                ========

     The estimated fair value of debt and marketable equity securities at December 29, 1996 was $117,488,000 due in one year or less, $35,984,000 due in one to three years and $6,290,000 due after three years.

     PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS -- Property, equipment and leasehold improvements are recorded at cost. Improvements are capitalized, while repair and maintenance costs are charged to operations when incurred. Furniture, fixtures and equipment are depreciated using the straight-line method over their estimated useful lives of 5 to 15 years. Leasehold improvements are amortized using the straight-line method over the shorter of their estimated useful lives or the initial lease term.

     Property and equipment consisted of the following as of (in thousands):

                                              DECEMBER 31,    DECEMBER 29,    SEPTEMBER 28,
                                                  1995            1996            1997
                                              ------------    ------------    -------------
                                                                               (UNAUDITED)
Live birds................................      $    30         $    67          $    71
Furniture, fixtures and equipment.........        3,370          11,465           14,121
Leasehold improvements....................        7,167          33,718           33,522
Construction in progress..................        1,825           6,518           51,340
                                                -------         -------          -------
                                                 12,392          51,768           99,340
Accumulated depreciation and
  amortization............................         (544)         (3,417)          (7,862)
                                                -------         -------          -------
                                                $11,848         $48,351          $91,192
                                                =======         =======          =======

     LICENSING FEES -- During 1996, the Company entered into an exclusive license agreement which allows a Mexican company to develop seven units in Mexico over a ten-year period. Under the terms of the agreement, the Company receives a non refundable, upfront licensing fee, per unit licensing fees and royalties based on a percentage of sales. The Company has entered into three additional international licensing agreements with similar terms.

     INCOME TAXES -- The Company and its subsidiaries file a consolidated federal income tax return and separate state returns. Deferred income taxes are provided for differences between the financial reporting basis and tax basis of the Company's assets and liabilities at currently enacted tax rates.

     NET INCOME (LOSS) PER COMMON SHARE -- Net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding and dilutive

                             RAINFOREST CAFE, INC.

common equivalent shares assumed to be outstanding during each period. Common equivalent shares consist of dilutive options and warrants to purchase common stock. However, pursuant to rules of the Securities and Exchange Commission, the calculation also includes equity securities, including options and warrants, issued within one year of an initial public offering with an issue price less than the initial public offering price, even if the effect is antidilutive. The treasury stock method was used in determining the dilutive effect of such issuances.

     USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Ultimate results could differ from those estimates.

2. EXTINGUISHMENT OF DEBT

     In April 1995, the holders of $1,222,500 of promissory notes made an irrevocable election, effective upon the effective date of an initial public offering, to convert their notes into shares of the Company's common stock at a conversion price of $2.67 per share. The Company recorded the conversion as an extinguishment of debt, which resulted in an extraordinary charge to operations of $1,053,128 at the date of conversion.

3. SHAREHOLDERS' EQUITY

     INITIAL PUBLIC STOCK OFFERING -- In April 1995, the Company consummated an initial public offering of 2,587,500 units at an offering price of $4.00 per unit, including 337,500 units from the exercise of the underwriters' overallotment option which occurred in May 1995. Each unit consisted of one share of common stock and one Redeemable Class A Warrant. The Company received net proceeds of $9.0 million after the payment of $1.3 million in related underwriting discount and offering costs.

     EXERCISE OF WARRANTS -- In August 1995, the holders of 2,585,010 of the Redeemable Class A Warrants (the Warrants) discussed above exercised the Warrants at an exercise price of $5.50. A total of 2,490 warrants were not exercised, and the Company redeemed those 2,490 warrants at $.01 per warrant. The Company received net proceeds of $14.2 million.

     SECONDARY PUBLIC OFFERINGS -- In January 1996, the Company consummated a public offering of 4,140,000 shares of common stock at an offering price of $19.00 per share. The Company received proceeds of $73.6 million, net of approximately $5.1 million in offering costs.

     In September 1996, the Company consummated a public offering of 3,450,000 shares of common stock at an offering price of $31.50 per share. Of the 3,450,000 shares sold, 225,000 shares were sold by selling shareholders. The Company received proceeds of $96.0 million, net of approximately $5.6 million in offering costs.

     STOCK SPLIT -- In May 1996, the Company's board of directors approved a three-for-two stock split in the form of a 50% stock dividend on its no par value common stock. The split was payable to shareholders of record as of June 21, 1996 and was effective July 2, 1996. All references to earnings per share, number of shares and share amounts prior to July 1996 have been retroactively restated throughout the accompanying financial statements to reflect the stock split.

     STOCK REPURCHASE PROGRAM -- During January 1997, the board of directors authorized, subject to certain business and market conditions, the purchase of up to 1,000,000 shares of the Company's common stock. As of September 28, 1997, the number of shares purchased under this authorization was 10,000. The Company is utilizing options as a part of its stock repurchase program and has sold put options on approximately 935,000 shares of its common stock (ranging from $17.50-$21.00 per share).

                             RAINFOREST CAFE, INC.

4. INCOME TAXES

     The Company has recorded the following net deferred income taxes as of (in thousands):

                                                                DECEMBER 29,
                                                                    1996
                                                                ------------
Current deferred income tax benefits........................       $  166
Current deferred income taxes...............................         (154)
                                                                   ------
  Net current deferred income tax benefits..................           12
                                                                   ------
Noncurrent deferred income tax benefits.....................        2,398
Noncurrent deferred income taxes............................         (389)
                                                                   ------
Net noncurrent deferred income tax benefits.................        2,009
                                                                   ------
Net deferred income taxes...................................       $2,021
                                                                   ======

     The tax effect of significant temporary differences representing deferred tax assets and liabilities are as follows (in thousands):

                                                          DECEMBER 31,    DECEMBER 29,
                                                              1995            1996
                                                          ------------    ------------
Preopening costs......................................       $(191)          $ (118)
Accelerated depreciation..............................         (49)            (272)
Landlord inducements..................................         175            2,398
Net operating loss carryforwards......................         139               --
Other.................................................          27               13
Valuation allowance...................................        (101)              --
                                                             -----           ------
Net deferred taxes....................................       $  --           $2,021
                                                             =====           ======

     The provision for income taxes consisted of the following (in thousands):

                                                                 1996
                                                                -------
CURRENT:
  Federal...................................................    $ 4,489
  State.....................................................        848
  Deferred..................................................     (2,021)
                                                                -------
  Provision for income taxes................................    $ 3,316
                                                                =======

     The differences between the effective tax rate and income taxes computed using the federal statutory rate were as follows:

                                                                1996
                                                                ----
Federal statutory rate......................................    34.0%
State income taxes, net of federal tax benefit..............     6.2
Tax exempt income...........................................    (3.3)
Other, net..................................................    (1.0)
                                                                ----
                                                                35.9%
                                                                ====

                             RAINFOREST CAFE, INC.

5. STOCK OPTIONS

     STOCK OPTION AND COMPENSATION PLAN -- The Company has a Stock Option and Compensation Plan as Amended (the Plan), pursuant to which options and other awards to acquire an aggregate of 1,500,000 shares of the Company's common stock may be granted to full-time employees of the Company. Stock options, stock appreciation rights, restricted stock, other stock and cash awards may be granted under the Plan. The Plan is administered by the Company's compensation committee which has the discretion to determine the number and purchase price of shares subject to stock options, which may not be below 100% of the fair market value of the common stock on the date granted, the term of each option, and the time or times during its term when the option becomes exercisable. The Company has granted options on 1,094,994 shares through December 29, 1996.

     During September 1997, the shareholders approved an increase to the eligible shares to be granted under the Plan to 2,500,000 shares. During the nine months ended September 28, 1997, the Company granted options on 759,500 shares.

     OTHER STOCK OPTIONS -- As of its inception (February 3, 1994), the Company granted options to acquire an aggregate of 300,000 shares of common stock with an exercise price of $.01 per share to two of its employees. Of the options granted, 262,500 are to an employee who is an officer and director of the Company. These options vest on a pro rata basis on the first, second and third anniversaries of the grant and are exercisable for a period of ten years from the date of grant. The Company has granted options on 275,001 shares through December 29, 1996.

     During 1995, the Company adopted the Directors' Stock Option Plan, whereby stock options are granted to the Company's outside directors. These options vest on a pro rata basis over three years and are exercisable for a period of ten years from the date of grant. The Company has granted options on 137,500 shares through December 29, 1996.

     During September 1997, the Company adopted the 1997 Directors' Stock Option Plan, whereby stock options are granted to the Company's outside directors to acquire an aggregate of 200,000 shares of the Company's common stock. The Company has granted options on 25,000 shares.

     The Company accounts for these plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with Statement of Financial Accounting Standards
(SFAS) No. 123, "Accounting for Stock-Based Compensation," the Company's net income and income per share would have been decreased to the following pro forma amounts:

                                                                   1995      1996
                                                                  ------    ------
NET INCOME
  As Reported..............................................       $  116    $5,924
  Pro Forma................................................          (86)    5,283
PRIMARY EPS
  As Reported..............................................         0.02      0.41
  Pro Forma................................................        (0.01)     0.37

     Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

                             RAINFOREST CAFE, INC.

     A summary of the status of the Company's various stock option plans as of December 31, 1995, December 29, 1996 and September 28, 1997, with changes during the period, is presented in the table and narrative below:

                                       YEAR ENDED                      YEAR ENDED                  NINE MONTHS ENDED
                                    DECEMBER 31, 1995               DECEMBER 29, 1996              SEPTEMBER 28, 1997
                              -----------------------------   -----------------------------   ----------------------------
                                           WEIGHTED AVERAGE                WEIGHTED AVERAGE               WEIGHTED AVERAGE
                                SHARES      EXERCISE PRICE      SHARES      EXERCISE PRICE     SHARES      EXERCISE PRICE
                              ----------   ----------------   ----------   ----------------   ---------   ----------------
Outstanding, beginning of
  period...................      300,000        $ .01          1,108,000        $ 3.35        1,507,495        $ 9.20
Granted....................      822,000         4.52            567,500         19.90          912,500         29.26
Exercised..................       12,500          .01            109,505          5.01          228,675          4.76
Forfeited..................        1,500         3.40             58,500         13.76          146,602          6.59
Expired....................           --           --                 --            --               --            --
                              ----------        -----         ----------        ------        ---------        ------
Outstanding, end of
  period...................    1,108,000        $3.35          1,507,495        $ 9.20        2,044,718        $19.10
                              ==========        =====         ==========        ======        =========        ======
Exercisable, end of
  period...................      149,900        $2.40            361,895        $ 2.67          532,857          6.44
                              ==========        =====         ==========        ======        =========        ======
Weighted average fair value
  of options granted.......   $     2.33                      $     9.43
                              ==========                      ==========

     At December 29, 1996, 977,495 of the 1,507,495 options outstanding have exercise prices between $.01 and $13.60, with a weighted average exercise price of $3.38 and a weighted average remaining contractual life of 8 years. The remaining 530,000 options have exercise prices between $13.67 and $32.75, with a weighted average exercise price of $19.93 and a weighted average remaining contractual life of 9 years. None of these options are exercisable.

     The fair value of each option grant is estimated on the date of grant using the Cox Rubenstein option pricing model with the following weighted-average assumptions used for grants in 1996 and 1995, respectively: risk-free interest rates of 6.0% and 5.5%; no expected dividend yields; expected lives of 6 and 5 years; and expected volatility of 40% and 50%.

     EMPLOYEE STOCK PURCHASE PLAN -- During 1996, the Company adopted the 1996 Employee Stock Purchase Plan (the 1996 Plan) which allows employees to set aside up to 15% of their earnings for the purchase of the Company's common stock. Shares are purchased quarterly under the 1996 Plan at a price equal to 85% of the lessor of the market price on either the first or last day of the quarter. During 1996, 2,701 shares were issued under the 1996 Plan and, at December 29, 1996, 147,299 shares were available for future issuance. During the nine months ended September 28, 1997, 16,211 shares were issued under the 1996 Plan.

     WARRANTS -- In connection with its initial public offering in April 1995, the Company issued a warrant to the underwriters to purchase 225,000 shares of common stock at $4.80 per share. The warrant became exercisable on April 7, 1996 and is exercisable until April 2000. During 1996, 225,000 shares of common stock were issued upon exercise of the outstanding warrants.

6. COMMITMENTS AND CONTINGENCIES

     OPERATING LEASES -- The Company has entered into various operating leases for its existing and future units which typically have an initial lease term of ten to fifteen years with an option for renewal. All of these leases contain provisions for contingent rentals based on a percentage of gross revenues, as defined, and contain renewal options and provisions for payments of real estate taxes, insurance and common area costs. In addition, certain of these leases provide for tenant inducements and rent abatement. Total rent expense, including common area costs, real estate taxes and percentage rent, was $260,000, $1,382,000, $5,067,000, $2,824,000 and $7,917,000 for the period from February
3, 1994 (inception) through January 1, 1995, for the years ended December 31, 1995 and December 29, 1996 and for the nine months ended September 29, 1996 and September 28, 1997, respectively.

                             RAINFOREST CAFE, INC.

     Future minimum rental payments (including nine units which are not yet open and excluding percentage rents) are as follows as of September 28, 1997 (in thousands):

1997 (fourth quarter).......................................    $  1,759
1998........................................................      10,452
1999........................................................      10,452
2000........................................................      10,368
2001........................................................      10,250
2002........................................................      10,250
Thereafter..................................................      50,325
                                                                --------
     Total..................................................    $103,856
                                                                ========

     EMPLOYMENT AGREEMENTS -- The Company entered into employment agreements with two of its officers which require the payment of annual compensation of $140,000 and $175,000 per year for up to three years and include bonus provisions. If terminated by the Company during this period without good cause, the employees are entitled to up to one year's base compensation.

7. QUARTERLY DATA (UNAUDITED, IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following is a summary of consolidated results of operations for each calendar quarter for the years ended December 31, 1995 and December 29, 1996 and the first three quarters for the year ending December 28, 1997:

                                                     APRIL 2,     JULY 2,      OCTOBER 1,      DECEMBER 31,
FISCAL YEAR 1995                                       1995         1995          1995             1995
----------------                                     --------     -------      ----------      ------------
Revenues.........................................     $ 1,991     $ 2,503        $ 3,128         $ 5,829
Income from unit operations and licensing........         120         496            751             799
Net income (loss)................................        (281)       (770)           535             632
Net income (loss) per common share...............       (0.11)      (0.18)          0.09            0.09

                                                     MARCH 31,    JUNE 30,    SEPTEMBER 29,    DECEMBER 29,
FISCAL YEAR 1996                                       1996         1996          1996             1996
----------------                                      -------     -------        -------         -------
Revenues.........................................     $ 5,744     $ 7,070        $15,718         $20,174
Income from unit operations and licensing........         858       1,319          2,626           4,086
Net income.......................................         548         833          1,924           2,619
Net income per common share......................        0.06        0.06           0.13            0.15
                                                     MARCH 30,    JUNE 30,    SEPTEMBER 28,
FISCAL YEAR 1997                                       1997         1997          1997
----------------                                      -------     -------        -------
Revenues.........................................     $21,869     $23,591        $28,008
Income from unit operations and licensing........       3,814       4,150          5,583
Net income.......................................       1,606       2,955          3,753
Net income per common share......................        0.09        0.17           0.21

8. SUBSEQUENT EVENTS (UNAUDITED)

     TERMINATION OF PLANNED UNITS -- On March 3, 1997, the Company announced that it would write off development costs related to previously planned units at Trump Taj Mahal (Atlantic City, New Jersey) and Stratosphere (Las Vegas, Nevada). Subsequent to December 29, 1996 the Company determined that future negotiations for Trump Taj Mahal would not result in a mutually agreeable space by both parties for the planned unit. The Company also determined that, due to Stratosphere's announcement that it was seeking a

                             RAINFOREST CAFE, INC.

bankruptcy reorganization, the required space for the unit would not be delivered according to the required timeline. The nonrecurring, pre-tax charge to earnings of approximately $1.9 million has been recorded during the first quarter of fiscal 1997.

     STOCK SPLIT -- On November 18, 1997, the Company's board of directors approved a three-for-two stock split in the form of a fifty percent stock dividend on its no par value common stock. The split will be payable to shareholders of record as of December 26, 1997 and will be effective January 15, 1998. This stock split has not been reflected in the accompanying consolidated financial statements.

             ======================================================

     No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by any of the Underwriters. This Prospectus does not constitute an offer to sell or solicitation of an offer to buy any security other than the registered securities to which this Prospectus relates or any offer to any person in any jurisdiction where such an offer would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof.

                          ----------------------------

                               TABLE OF CONTENTS
                          ----------------------------

                                          Page
                                          ----
Summary.................................    3
Risk Factors............................    8
Use of Proceeds.........................   14
Capitalization..........................   14
Price Range of Common Stock and
  Dividend Policy.......................   15
Selected Consolidated Financial Data....   16
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................   17
Business................................   23
Management..............................   33
Description of Notes....................   35
Description of Capital Stock............   44
Certain Federal Income Tax
  Considerations........................   45
Underwriting............................   50
Legal Matters...........................   51
Experts.................................   51
Available Information...................   52
Incorporation of Certain Documents by
  Reference.............................   52
Index to Consolidated Financial
  Statements............................  F-1

             ======================================================
             ======================================================

                                  $100,000,000

                                RAINFOREST LOGO

                                 % CONVERTIBLE
                               SUBORDINATED NOTES
                                    DUE 2003

                            ------------------------

                                   PROSPECTUS
                            ------------------------
                             NATIONSBANC MONTGOMERY
                                SECURITIES, INC.

                            PAINEWEBBER INCORPORATED

                          WESSELS, ARNOLD & HENDERSON

                                             , 1998

             ======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses in connection with the issuance and distribution of the securities registered hereby other than underwriting discounts and fees, are set forth in the following table:

SEC registration fee........................................  $ 33,925
NASD filing fee.............................................    12,000
Nasdaq listing fee..........................................    17,500
Legal fees and expenses.....................................   125,000
Accounting fees and expenses................................    50,000
Blue Sky fees and expenses..................................    15,000
Transfer agent fees and expenses............................    10,000
Printing and engraving expenses.............................   125,000
Miscellaneous...............................................    11,575
                                                              --------
     Total:.................................................  $400,000
                                                              ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company is governed by Minnesota Statutes Chapter 302A. Minnesota Statutes Section 302A.521 provides that a corporation shall indemnify any person made or threatened to be made a party to any proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines, including, without limitation, excise taxes assessed against such person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorney's fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person has not been indemnified by another organization or employee benefit plan for the same expenses with respect to the same acts or omissions; acted in good faith; received no improper personal benefit and Section 302A.255, if applicable, has been satisfied; in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and in the case of acts or omissions by persons in their official capacity for the corporation, reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions by persons in their capacity for other organizations, reasonably believed that the conduct was not opposed to the best interests of the corporation. Subdivision 4 of Section 302A.521 of the Minnesota Statutes provides that a company's articles of incorporation or bylaws may prohibit such indemnification or place limits upon the same. The Company's articles and bylaws do not include any such prohibition or limitation. As a result, the Company is bound by the indemnification provisions set forth in Section 302A.521 of the Minnesota Statutes.

     As permitted by Section 302A.251 of the Minnesota Statutes, the Articles of Incorporation of the Company provide that a director shall have no personal liability to the Company and its shareholders for breach of his fiduciary duty as a director, to the fullest extent permitted by law. The Underwriting Agreement contains provisions under which the Company, on the one hand, and the Underwriters, on the other hand, have agreed to indemnify each other (including officers and directors of the Company and the Underwriters, and any person who may be deemed to control the Company or the Underwriters) against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

ITEM 16. EXHIBITS.

NUMBER                            DESCRIPTION
------                            -----------
 1.1      Form of Underwriting Agreement.(1)
 3.1      Articles of Incorporation, as amended.(2)
 3.2      By-laws.(2)

     4.1   Form of Indenture between the Registrant and First Trust National Association.(1)
     4.2   Specimen Note (included in pages   to   of the Indenture filed as Exhibit 4.1)(1)
     5     Opinion of Maslon Edelman Borman & Brand, a Professional Limited Liability Partnership.(1)
    12.1   Statement of Computation of Ratios of Earnings to Fixed Charges
    23.1   Consent of Arthur Andersen LLP.
    23.2   Consent of Lund Koehler Cox & Company, PLLP.
    23.3   Consent of Maslon Edelman Borman & Brand, a Limited Liability Partnership. (See Exhibit No. 5)(1)
    25.1   Powers of Attorney. (See II-4)
    25.2   Statement of Eligibility of Trustee on Form T-1.

-------------------------
(1) To be filed by Amendment.

(2) Previously filed with Registration Statement on Form SB-2, File No.
    33-89256C.

ITEM 17. UNDERTAKINGS.

     The undersigned Company hereby undertakes:

          (1) That, for purposes of determining any liability under the Securities Act each filing of the registrant's annual report pursuant to
     Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (2) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          (3) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (4) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on December 3, 1997.

                                          RAINFOREST CAFE, INC.
                                            Registrant

                                          By:
                                                 /s/ KENNETH W. BRIMMER
                                            ------------------------------------
                                            Name: Kenneth W. Brimmer
                                            Title: President

                               POWER OF ATTORNEY

     KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mark S. Robinow and Kenneth W. Brimmer, each or either of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same with all exhibits thereto, and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitutes, may lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on the 3rd day of December, 1997 by the following persons in the capacities indicated:

                      SIGNATURE                                            TITLE
                      ---------                                            -----

                   /s/ LYLE BERMAN                     Chairman of the Board, Chief Executive
-----------------------------------------------------    Officer, and Secretary (principal executive
                     Lyle Berman                         officer)

               /s/ KENNETH W. BRIMMER                  President, Treasurer and Director
-----------------------------------------------------
                 Kenneth W. Brimmer

               /s/ STEVEN W. SCHUSSLER                 Executive Vice President and Director
-----------------------------------------------------
                 Steven W. Schussler

                  /s/ ERCUMET UCAN                     Executive Vice President and Director
-----------------------------------------------------
                      Ercu Ucan

                 /s/ DAVID L. ROGERS                   Director
-----------------------------------------------------
                   David L. Rogers

                 /s/ JOEL N. WALLER                    Director
-----------------------------------------------------
                   Joel N. Waller

                 /s/ MARK S. ROBINOW                   Senior Vice President and Chief Financial
-----------------------------------------------------    Officer (principal financial officer and
                   Mark S. Robinow                       accounting officer)

                                    EXHIBITS

NUMBER                           DESCRIPTION                           PAGE
------                           -----------                           ----
 12.1    Statement of Computation of Rates of Earnings to Fixed
         Charges
 23.1    Consent of Arthur Andersen LLP.
 23.2    Consent of Lund Koehler Cox & Company, PLLP.
 25.2    Statement of Eligibility of Trustee on Form T-1